Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228579

PROSPECTUS

9,578,255 SHARES

COMMON STOCK

WRAP TECHNOLOGIES, INC.

This prospectus relates to the sale from time to time of up to 9,578,255 shares of our common stock, par value $0.0001 per share, by the selling stockholders identified in this prospectus. All of the shares being offered, when sold, will be sold by the selling stockholders. The shares of common stock registered for resale pursuant to this prospectus include:

●
4,561,074 shares of Company common stock issued to the selling stockholders in a private placement transaction, consummated on October 30, 2018 (the “Private Placement”);

●
4,561,074 shares of Company common stock that may be issued upon exercise of common stock purchase warrants issued to the selling stockholders in connection with the Private Placement (the “Investor Warrants”); and

●
456,107 shares of Company common stock that may be issued upon exercise of common stock purchase warrants issued as compensation to Katalyst Securities LLC, Chardan Capital Markets LLC and Janssen Investments, or to their respective designees, as co-placement agents in connection with the Private Placement (the “Placement Agent Warrants”).

We are registering the shares of common stock to provide the selling stockholders with freely tradable securities. This prospectus does not necessarily mean that the selling stockholders will offer or sell those shares. Up to 9,578,255 shares of common stock may be sold from time to time after the effectiveness of the registration statement, of which this prospectus forms a part.

We will not receive proceeds from the sale of the shares of common stock by the selling stockholders. However, we may receive proceeds of up to approximately $24.2 million from the exercise of the Investor Warrants and Placement Agent Warrants by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective. All selling and other expenses incurred by the selling stockholders will be paid by the selling stockholders, except for certain legal fees and expenses, which will be paid by us.

Our common stock is quoted on the OTCQB Venture Market under the symbol “WRTC.” The last reported sale price of our common stock on November 27, 2018 was $3.82 per share.

Our business and investing in our securities involves significant risks. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 11, 2018.

 WRAP TECHNOLOGIES, INC.

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”). Under this registration statement, the selling stockholders may, from time to time, sell up to an aggregate of 9,578,255 shares of our common stock, par value $0.0001 per share (“Common Stock”), which includes up to 5,017,181 shares of Common Stock that may be issued upon the exercise of warrants, in one or more offerings. The registration statement we filed with the SEC, of which this prospectus forms a part, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC before making your investment decision. The registration statement and the exhibits can be obtained from the SEC, as indicated under the section entitled “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell our Common Stock in any jurisdiction where the offer or sale thereof is not permitted. You should not assume that the information appearing in this prospectus or the documents incorporated by reference herein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read carefully the entirety of this prospectus before making an investment decision.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference herein. This summary does not contain all of the information you should consider before investing in our securities. Before deciding to invest in our securities, you should read this entire prospectus carefully, including the section of this prospectus entitled “Risk Factors” beginning on page 4.

Overview

We are a security technology company organized in March 2016 focused on delivering modern policing solutions to customers, primarily consisting of law enforcement and security personnel. We began demonstrations of our first product, the BolaWrap 100 remote restraint device, in November 2017. The immediate addressable domestic market consists of approximately 701,000 full-time sworn law enforcement officers in the U.S. We have demonstrated the product to over 60 agencies across the country often with media in attendance, resulting in dozens of media reports including television and print that have driven hundreds of inquiries from domestic and international prospects. Over 30 law enforcement agencies took delivery of BolaWrap 100 devices during 2018. We have delivered over 200 devices at no cost to these agencies for evaluation and feedback as a result of these initial inquiries and have just started filling small orders as we establish production. We have made improvements to our product as a result of law agency input and we currently expect to commence taking orders for an enhanced version of the BolaWrap 100 with a new green line-laser accessory late in the fourth quarter of 2018. There can be no assurance regarding the timing or amount of future revenue from this product or future products, if any.

Risk Factors

Our business is subject to substantial risk. Please carefully consider the section titled “Risk Factors” beginning on page 4 of this prospectus for a discussion of the factors you should carefully consider before investing in our securities.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. You should be able to bear a complete loss of your investment.

Corporate Information

We are incorporated in Delaware. The Company resulted from the March 31, 2017 merger of Wrap Technologies, LLC (“Wrap LLC”) with and into our wholly-owned subsidiary MegaWest Energy Montana Corp. (“MegaWest”). Our principal place of business is located at 4620 Arville Street, Suite E, Las Vegas, Nevada, 89103. Our telephone number is (800) 583-2652. Our corporate website address is www.wraptechnologies.com. Our Common Stock is currently listed for quotation on the OTCQB Venture Market under the symbol WRTC.

Private Placement

On October 30, 2018 (the “Closing Date”), we entered into subscription agreements with certain accredited investors, pursuant to which we sold an aggregate of 4,561,074 units (“Units”) for $3.00 per unit, with each Unit consisting of one share of our Common Stock and a two-year warrant to purchase one share of our Common Stock at an exercise price of $5.00 per share (the “Private Placement”). In addition, we issued two-year warrants to purchase an aggregate of 456,107 shares of Common Stock, an amount equal to 10% of the Units sold, with an exercise price of $3.00 per share to our placement agents and their designees.

In connection with the sale of the Units, we granted certain registration rights with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of the warrants issued in the Private Placement, pursuant to a Registration Rights Agreement by and among us and the selling stockholders (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, we agreed to file a registration statement no later than 30 days after the Closing Date in order to register the shares of Common Stock and shares of Common Stock underlying the warrants sold in the Private Placement.

THE OFFERING

The following summary contains general information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Common Stock being offered by selling stockholders	Up to 9,578,255 shares.

Common Stock outstanding as of November 27, 2018	27,364,607 shares.

Use of Proceeds
The selling stockholders will receive all of the proceeds from the sale of the shares of Common Stock offered for sale under this prospectus. We will not receive any proceeds from the sale of shares of our Common Stock by the selling stockholders. However, we may receive approximately $24.2 million in proceeds from the exercise of the warrants sold in the Private Placement. We anticipate that proceeds that we receive from the exercise of such warrants, if any, will be used for working capital and general corporate purposes.

Plan of Distribution
The selling stockholders may sell the shares of Common Stock from time to time on the principal market on which the shares of Common Stock are traded at the prevailing market price or in negotiated transactions. See “Plan of Distribution.”

Risk Factors	An investment in our securities involves a high degree of risk. See the section entitled “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

Trading Symbol	WRTC

The number of shares of our Common Stock outstanding is based on 27,364,607 shares of Common Stock outstanding as of November 27, 2018, and excludes:

●
5,017,181 shares of our Common Stock issuable upon the exercise of warrants issued in connection with the Private Placement;

●
2,091,500 shares of our Common Stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $1.73 per share; and

●
8,500 shares of Common Stock reserved for future issuance under our 2017 Stock Incentive Plan (the “2017 Plan”).

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding warrants or outstanding stock options, as described above.

RISK FACTORS

Risk Related to Our Business

We have a history of operating losses, expect additional losses and may not achieve or sustain profitability.

We have a history of operating losses and expect to incur additional losses as we commence delivering our new product line and until we achieve sufficient revenue and resulting margins to offset our operating costs. Our net loss for the year ended December 31, 2017 was $833,545 and our net loss for the nine months ended September 30, 2018 was $2,044,804. Our ability to achieve future profitability is dependent on a variety of factors, many of which are outside of our control. Failure to achieve profitability or sustain profitability, if achieved, may require us to continue to raise additional financing, which could have a material negative impact on the market value of our Common Stock.

We may need additional capital to execute our business plan, and raising additional capital, if possible, by issuing additional equity securities may cause dilution to existing stockholders. In addition, raising additional capital by issuing additional debt instruments may restrict our operations.

Although we believe we have adequate financial resources to fund our operating expense for at least the next twelve months, and that we may be able to generate funds from product sales during that time, existing working capital may not be sufficient to achieve profitable operations due to product introduction costs, operating losses and other factors. Principal factors affecting the availability of internally generated funds include:

●
failure of product sales to meet planned projections;

●
working capital requirements to support business growth;

●
our ability to control spending; and

●
acceptance of our product in planned markets.

In the event we are required to raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be diluted significantly, and such newly issued securities may have rights, preferences or privileges senior to those of our existing stockholders. In addition, the issuance of any equity securities could be at a discount to the market price.

If we incur debt financing, the payment of principal and interest on such indebtedness may limit funds available for our business activities, and we could be subject to covenants that restrict our ability to operate our business and make distributions to our stockholders. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets, as well as prohibitions on our ability to create liens, pay dividends, redeem stock or make investments. There is no assurance that any equity or debt financing transaction will be available on acceptable terms, if at all.

We are a development stage technology company with minimal revenue and limited experience developing security technology for law enforcement or other security personnel, as well as other areas required for the successful development and commercialization of the BolaWrap™ 100, our first product, which makes it difficult to assess our future viability.

We are a development stage technology company. Although we are currently in the process of commercializing our first product, the BolaWrap™ 100, we have generated minimal revenue to date, and we have not yet demonstrated an ability to overcome many of the fundamental risks and uncertainties frequently encountered by development stage companies in new and rapidly evolving fields of technology. To execute our business plan successfully, we will need to accomplish the following fundamental objectives, either on our own or with strategic collaborators:

●
successfully commercialize the BolaWrap™ 100, and develop additional future products for commercialization;

●
develop, obtain and maintain required regulatory approvals for commercialization of products we produce;

●
establish an intellectual property portfolio for the BolaWrap™ 100 and other future products;

●
establish and maintain sales, distribution and marketing capabilities, and/or enter into strategic partnering arrangements to access such capabilities;

●
gain market acceptance for the BolaWrap™ 100 and/or other future products; and

●
obtain adequate capital resources and manage our spending as costs and expenses increase due to research, production, development, regulatory approval and commercialization of the BolaWrap™ 100 and/or other future products.

Our principal product remains under development, and has not yet been produced in recurring commercial quantities. We may incur significant and unpredictable warranty costs as our products are introduced and produced.

Our principal product has been introduced into the marketplace for testing and remains under development as we make improvements based on ongoing customer trials. Although we are producing small numbers of commercial products, no assurance can be provided that we can successfully scale to produce higher volume commercial quantities of our principal product or that additional development will be required for a commercially viable product. We generally expect to warrant our products to be free from defects in materials and workmanship for a period of up to one year from the date of purchase. We may incur substantial and unpredictable warranty costs from post-production product or component failures. Future warranty costs could further adversely affect our financial position, results of operations and business prospects.

We are materially dependent on the acceptance of our product by the law enforcement market. If law enforcement agencies do not purchase our product, our revenue will be adversely affected and we may not be able to expand into other markets, or otherwise continue as a going concern.

A substantial number of law enforcement agencies may not purchase our remote restraint product. In addition, if our product is not widely accepted by the law enforcement market, we may not be able to expand sales of our product into other markets. Law enforcement agencies may be influenced by claims or perceptions that our product is not effective or may be used in an abusive manner. Sales of our product to these agencies may be delayed or limited by such claims or perceptions.

We will be dependent on sales of the BolaWrap™ 100 product, and if this product is not widely accepted, our growth prospects will be diminished.

We expect to depend on sales of the BolaWrap™ 100 and related cartridges for the foreseeable future. A lack of demand for this product, or its failure to achieve broad market acceptance, would significantly harm our growth prospects, operating results and financial condition.

If we are unable to manage our projected growth, our growth prospects may be limited and our future profitability may be adversely affected.

We intend to expand our sales, marketing and training programs and our manufacturing capability. Rapid expansion may strain our managerial, financial and other resources. If we are unable to manage our growth, our business, operating results and financial condition could be adversely affected. Our systems, procedures, controls and management resources also may not be adequate to support our future operations. We will need to continually improve our operational, financial and other internal systems to manage our growth effectively, and any failure to do so may lead to inefficiencies and redundancies, and result in reduced growth prospects and profitability.

We may face personal injury and other liability claims that harm our reputation and adversely affect our sales and financial condition.

Our product is intended to be used in confrontations that could result in injury to those involved, whether or not involving our product. Our product may cause or be associated with such injuries. A person injured in a confrontation or otherwise in connection with the use of our product may bring legal action against us to recover damages on the basis of theories including personal injury, wrongful death, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our product. If successful, personal injury, misuse and other claims could have a material adverse effect on our operating results and financial condition. Although we carry product liability insurance, significant litigation could also result in a diversion of management’s attention and resources, negative publicity and an award of monetary damages in excess of our insurance coverage.

Our future success is dependent on our ability to expand sales through direct sales or distributors, and our inability to grow our sales force or recruit new distributors would negatively affect our sales.

Our distribution strategy is to pursue sales through multiple channels with an emphasis on direct sales and, in the future, independent distributors. Our inability to recruit and retain sales personnel and police equipment distributors who can successfully sell our products could adversely affect our sales. If we do not competitively price our products, meet the requirements of any future distributors or end-users, provide adequate marketing support, or comply with the terms of any distribution arrangements, such distributors may fail to aggressively market our product or may terminate their relationships with us. These developments would likely have a material adverse effect on our sales. Should we employ distributors, our reliance on the sales of our products by others would also make it more difficult to predict our revenue, cash flow and operating results.

We expect to expend significant resources to generate sales due to our lengthy sales cycle, and such efforts may not result in sales or revenue.

Generally, law enforcement agencies consider a wide range of issues before committing to purchase a product, including product benefits, training costs, the cost to use our product in addition to, or in place of, other use of force products, product reliability and budget constraints. The length of our sales cycle may range from 30 days to a year or more. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our product by potential customers before they place an order, if they place an order at all. If these potential customers do not purchase our product, we will have expended significant resources without corresponding revenue.

Most of our intended end-users are subject to budgetary and political constraints that may delay or prevent sales.

Most of our intended end-user customers are government agencies. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. As a result, even if an agency wants to acquire our product, it may be unable to purchase our product due to budgetary or political constraints. Some government agency orders may also be canceled or substantially delayed due to budgetary, political or other scheduling delays, which frequently occur in connection with the acquisition of products by such agencies.

Government regulation of our products may adversely affect sales.

Our device is classified as a firearm regulated by the Bureau of Alcohol, Tobacco and Firearms involving substantial regulatory compliance. Our device may also face state restrictions, especially regarding sales to security agencies. Our product sales may be significantly affected by federal, state and local regulation. Failure to comply with regulations could also result in the imposition of fines, penalties and other actions that could adversely impact our financial position, cash flows and operating results.

Our product is also controlled by the United States Department of Commerce (“DOC”) for exports directly from the United States. Consequently, we need to obtain export licenses from the DOC for the export of our products from the United States. Compliance with or changes in U.S. export regulations could significantly and adversely affect any future international sales.

Certain foreign jurisdictions may restrict the importation or sale of our products, limiting our international sales opportunities.

Our products, including the BolaWrap™ 100, have limited issued patents or other intellectual property protection. If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights.

Our future success depends in part upon our proprietary technology. We currently own four issued U.S. patents related to the BolaWrap™ 100 and have six U.S. patents pending. We have filed foreign patent applications in the European Union (17 countries) and 17 other countries, and reserved our rights to file additional foreign patents. Our protective measures taken thus far, including our issued patents, pending patents, trademarks and trade secret laws, may prove inadequate to protect our proprietary rights. There can be no assurance we will be granted any patent rights from pending patents. The scope of any possible patent rights may not prevent others from developing and selling competing products. The validity and breadth of claims covered in any possible patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, lengthy, and expensive. In addition, any patents, if granted, may be held invalid upon challenge, or others may claim rights in or ownership of our patents.

Our competitive position will be seriously damaged if our products are found to infringe on the intellectual property rights of others.

Other companies and our competitors may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. Any intellectual property infringement claims made against us, with or without merit, could be costly and time-consuming to defend and divert our management’s attention from our business. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

●
cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

●
obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

●
redesign products or services that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

In addition, it is possible that our customers may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expense to us that could harm our operating results.

We have no experience developing law enforcement products. Our lack of experience and competition in the law enforcement market could reduce our sales and prevent us from achieving profitability.

The law enforcement market is highly competitive and our management team has no experience developing law enforcement products. We face competition from numerous larger, better capitalized, more experienced and more widely known companies that make restraint devices, less-lethal weapons and other law enforcement products. Increased competition could result in greater pricing pressure, lower gross margins and reduced sales, and prevent us from achieving profitability.

We cannot predict our future operating results. Our quarterly and annual results will likely be subject to fluctuations caused by many factors, any of which could result in our failure to achieve our expectations.

We currently expect that our BolaWrap™ 100 product will be the sole source of our revenue in the foreseeable future. We excpect our revenue, if any, to vary significantly due to a number of factors. Many of these factors are beyond our control. Any one or more of these factors, including those listed below, could cause us to fail to achieve our revenue expectations. These factors include, among others:

●
our ability to develop and supply product to customers;

●
market acceptance of, and changes in demand for, our products;

●
gains or losses of significant customers, distributors or strategic relationships;

●
unpredictable volume and timing of customer orders;

●
the availability, pricing and timeliness of delivery of components for our products;

●
fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

●
timing of new technological advances, product announcements or introductions by us and by our competitors;

●
unpredictable warranty costs associated with our products;

●
budgetary cycles and order delays by customers or production delays by us or our suppliers;

●
regulatory changes affecting the marketability of our products;

●
general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and

●
general political conditions in this country and in various other parts of the world that could affect spending for the products that we intend to offer.

Some or all of these factors could adversely affect demand for our products and, therefore, adversely affect our future operating results. As a result of these and other factors, we believe that period-to-period comparisons of our operating results may not be meaningful in the near term, and accordingly you should not rely upon our performance in a particular period as indicative of our performance in any future period.

Our expense may vary from period to period, which could affect quarterly results and our stock price.

If we incur additional expense in a quarter in which we do not experience increased revenue, our results of operations will be adversely affected and we may incur larger losses than anticipated for that quarter. Factors that could cause our expense to fluctuate from period to period include:

●
the timing and extent of our research and development efforts;

●
investments and costs of maintaining or protecting our intellectual property;

●
the extent of marketing and sales efforts to promote our products and technologies; and

●
the timing of personnel and consultant hiring.

Our dependence on third-party suppliers for key components of our product could delay shipment of our products and reduce our sales.

We depend on certain domestic and foreign suppliers for the delivery of components used in the assembly of our product. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components or subassemblies and reduced control over pricing and timing of delivery of components and subassemblies. Specifically, we will depend on suppliers of sub-assemblies, machined parts, injection molded plastic parts, and other miscellaneous custom parts for our product. We do not have any long-term supply agreements with any planned suppliers. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenue, profitability and financial condition.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for future potential international customers. These changes in foreign end-user costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively affect the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

Loss of key management and other personnel could impact our business.

Our business is substantially dependent on our officers and other key personnel. The loss of an officer or any key personnel could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, competition for skilled and non-skilled employees among companies like ours is intense, and the future loss of skilled or non-skilled employees or an inability to attract, retain and motivate additional skilled and non-skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully, develop new products, attract customers and meet customer shipments.

Inadequate internal controls and accounting practices could lead to errors, which could negatively impact our business, financial condition, results of operations and cash flows.

We will need to improve internal controls and management oversight systems. Our small size and limited personnel and consulting resources make doing so more challenging than for more established entities. Our current lack of segregation of duties has been identified as a material weakness in our internal controls. We may not be able to prevent or detect misstatements in our reported financial statements due to lack of segregation of duties, system errors, the potential for human error, unauthorized actions of employees or contractors, inadequacy of controls, temporary lapses in controls due to shortfalls in transition planning and oversight resource contracts and other factors. In addition, due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial results as required under SEC rules, which could increase our operating costs or impair our ability to operate our business. Controls may also become inadequate due to changes in circumstances. It will be necessary to replace, upgrade or modify our internal information systems from time to time. If we are unable to implement these changes in a timely and cost-effective manner, our ability to capture and process financial transactions and support our customers as required may be materially adversely impacted, which could harm our business, financial condition, results of operations and cash flows.

Risk Factors Relating to Our Common Stock

Currently, there is a limited public market for our Common Stock, and there can be no assurances that any established public market will ever develop. Our Common Stock has been, and is expected to be, subject to significant price fluctuations.

Our Common Stock was quoted on the OTCQB Venture Market commencing in late May 2018, and there is currently a limited public market for our securities. There can be no assurances that an established public market for our Common Stock will develop or the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Since initial quotation, shares of our Common Stock have traded sporadically and are expected to continue to be subject to significant price fluctuations in the foreseeable future. In addition, our Common Stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for our Common Stock.

Either of the above factors could adversely affect the liquidity and trading price of our Common Stock. Until an orderly market develops in our Common Stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our Common Stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of the BolaWrap™ 100 and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our Common Stock.

Our Common Stock is subject to “penny stock” rules.

Our Common Stock is currently defined as a “penny stock” under Rule 3a51-1 promulgated under the Exchange Act. “Penny stocks” are subject to Rules 15g-2 through 15g-7 and Rule 15g-9, which impose additional sales practice requirements on broker-dealers that sell penny stocks to persons other than established customers and institutional accredited investors. Among other things, for transactions covered by these rules, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, these rules may affect the ability of broker-dealers to sell our Common Stock and affect the ability of holders to sell their shares of our Common Stock in the secondary market. To the extent our Common Stock is subject to the penny stock regulations, the market liquidity for our shares will be adversely affected.

We cannot predict the price range or volatility of our Common Stock, and sales of a substantial number of shares of our Common Stock may adversely affect the market price of our Common Stock.

From time to time, the market price and volume of shares traded of companies in the industry in which we operate experience periods of significant volatility. Company-specific issues and developments generally affecting our industries or the economy may cause this volatility. The market price of our Common Stock may fluctuate in response to a number of events and factors, including, amongst other things:

●
general economic, market and political conditions;

●
quarterly variations in results of operations or results of operations that are below public market analyst and investor expectations;

●
changes in financial estimates and recommendations by securities analysts;

●
operating and market price performance of other companies that investors may deem comparable;

●
press releases or publicity relating to us or our competitors or relating to trends in our markets; and

●
sales of Common Stock or other securities by insiders.

In addition, broad market and industry fluctuations, investor perception and the depth and liquidity of the market for our Common Stock may adversely affect the trading price of our Common Stock, regardless of actual operating performance.

Sales or distributions of a substantial number of shares of our Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Common Stock. Many of the outstanding shares of our Common Stock, other than the shares held by executive officers and directors, are eligible for immediate resale in the public market. Substantial selling of our Common Stock could adversely affect the market price of our Common Stock.

Until our Common Stock is fully distributed and an orderly market develops in our Common Stock, the price at which our Common Stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue.

Our officers and directors are among our largest stockholders, and may have certain personal interests that may affect the Company.

Management owned approximately 61% of our Common Stock at November 27, 2018. As a result, our management, acting individually or as a group, has the potential ability to exert influence on the outcome of issues requiring approval by our stockholders. This concentration of ownership may have effects such as delaying or preventing a change in control of the Company that may be favored by other stockholders or preventing transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

We may issue additional shares of Common Stock in the future. The issuance of additional shares of Common Stock may reduce the value of your Common Stock.

We may issue additional shares of Common Stock without further action by our stockholders. Moreover, the economic and voting interests of each stockholder will be diluted as a result of any such issuances. Although the number of shares of Common Stock that stockholders presently own will not decrease, such shares will represent a smaller percentage of the total shares that will be outstanding after the issuance of additional shares. The issuance of additional shares of Common Stock may cause the market price of our Common Stock to decline.

Sales of shares of Common Stock issuable upon the exercise of any future options or warrants may lower the price of our Common Stock.

During 2018, we granted options to purchase 2,091,500 shares of our Common Stock. In October 2018, we issued warrants to purchase 5,017,181 shares of our Common Stock to certain accredited investors and placement agents in connection with the Private Placement. The issuance of shares of Common Stock issuable upon the exercise of options or warrants could cause substantial dilution to existing holders of Common Stock, and the sale of those shares in the market could cause the market price of our Common Stock to decline. The potential dilution from the issuance of these shares could negatively affect the terms on which we are able to obtain equity financing.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your Common Stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our Board of Directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of your Common Stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. Preferred stock terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

The payment of dividends will be at the discretion of our Board of Directors.

We have never declared dividends on our Common Stock, and currently do not anticipate that we will do so in the foreseeable future. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board of Directors deems relevant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

●
the availability of capital to satisfy our working capital requirements;

●
the accuracy of our estimates regarding expenses, future revenue and capital requirements;

●
anticipated trends and challenges in our business and the markets in which we operate;

●
our ability to anticipate market needs or develop new or enhanced products to meet those needs;

●
our expectations regarding market acceptance of our products;

●
the success of competing products by others that are or become available in the market in which we sell our products;

●
our ability to protect our confidential information and intellectual property rights;

●
our ability to manage expansion into international markets;

●
our ability to maintain or broaden our business relationships and develop new relationships with strategic alliances, suppliers, customers, distributors or otherwise;

●
developments in the U.S. and foreign countries; and

●
other risks and uncertainties, including those described under “Risk Factors” and elsewhere in this prospectus.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

DESCRIPTION OF PRIVATE PLACEMENT TRANSACTION

On October 30, 2018 (the “Closing Date”), we entered into subscription agreements with certain accredited investors, pursuant to which we sold an aggregate of 4,561,074 units (“Units”) for $3.00 per unit, with each Unit consisting of one share of our Common Stock and a two-year warrant to purchase one share of our Common Stock at an exercise price of $5.00 per share (“Investor Warrant”) (the “Private Placement”). In addition, we issued two-year warrants to purchase an aggregate of 456,107 shares of Common Stock (“Placement Agent Warrants”), an amount equal to 10% of the Units sold, with an exercise price of $3.00 per share to Katalyst Securities LLC, Chardan Capital Markets LLC and Janssen Investments, or to their respective designees, (collectively, the “Placement Agents”) as compensation for their services as co-placement agents in connection with the Private Placement.

In connection with the sale of the Units, we granted certain registration rights with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of the Investor Warrants and Placement Agent Warrants, pursuant to a Registration Rights Agreement by and among us and the selling stockholders (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, we agreed to file a registration statement no later than 30 days after the Closing Date in order to register the shares of Common Stock, shares of Common Stock underlying the Investor Warrants sold and issued in connection with the Private Placement, and shares of Common Stock underling the Placement Agent Warrants issued to the Placement Agents for their services in connection with the Private Placement.

USE OF PROCEEDS

The Common Stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our Common Stock in this offering. A portion of the shares covered by this prospectus may be issued upon exercise of the Investor Warrants and Placement Agent Warrants. Upon any exercise of Investor Warrants and the Placement Agent Warrants, the selling stockholders will pay us the applicable exercise price, and we currently anticipate that any such proceeds would be used primarily for working capital and general corporate purposes. We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

SELLING STOCKHOLDERS

This prospectus relates to the sale from time to time by the selling stockholders of up to 9,578,255 shares of our Common Stock, which consists of up to (i) 4,561,074 shares of Common Stock issued in the Private Placement; (ii) 4,561,074 shares of Common Stock issuable upon exercise of the Investor Warrants issued in connection with the Private Placement; and (iii) up to 456,107 shares of Common Stock issuable upon exercise of the Placement Agent Warrants issued to the Placement Agents and their designees as compensation in connection with the Private Placement. When we refer to the “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our Common Stock other than through a public sale.

Selling Stockholders Table

The table below presents information as of November 27, 2018, regarding the selling stockholders and the shares of Common Stock the selling stockholders may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the selling stockholders:

●
the number of shares of our Common Stock that the selling stockholders beneficially owned prior to this offering;

●
the total number of shares of our Common Stock that the selling stockholders may offer for resale pursuant to this prospectus; and

●
the number and percent of shares of our Common Stock beneficially held by the selling stockholders after this offering, assuming all of the resale shares of Common Stock are sold by the selling stockholders and that the selling stockholders do not acquire any additional shares of our Common Stock prior to their assumed sale of all of the resale shares.

The table was prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the securities offered by this prospectus, because the selling stockholders may offer from time to time all or some of their securities covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of securities that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the securities in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), since the date the selling stockholders provided the information regarding their securities holdings. Information covering the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the securities covered by this prospectus.

The applicable percentages of ownership are based on an aggregate of 27,364,607 shares of our Common Stock issued and outstanding on November 27, 2018. The number of shares Common Stock beneficially owned by the selling stockholders is determined under rules promulgated by the SEC.

				Shares Beneficially Owned After Offering
Name of Selling Security Holder (1)	Shares Beneficially Owned Prior to Offering (2) (3)	Maximum Number of Shares Being Offered Pursuant to this Prospectus		Number (4)	Percent*

Adolfo and Donna H. Carmona, JTRWOS	40,000	40,000	(5)	-	**
Alan Finkelstein	20,000	20,000	(6)	-	**
Allan Lipkowitz Revocable Living Trust dtd 08/26/2005	20,000	20,000	(7)	-	**
Alok Agrawal and Ankur Agrawal	20,000	20,000	(8)	-	**
Alpha Capital Anstalt	275,771	266,670	(9)	9,101	**
Andrew Arno	8,000	8,000	(10)	-	**
Andrew and Brittany Boll, JTWROS	20,000	20,000	(11)	-	**
Andrew Brenner	20,000	20,000	(12)	-	**
Andrew S. Rosen	30,000	30,000	(13)	-	**
Anthony Azzara	30,000	30,000	(14)	-	**
Anthony Filone	40,000	40,000	(15)	-	**
Beadore Trust dtd 03/20/2015	66,668	66,668	(16)	-	**
Binker of Fifth Avenue LLC	33,334	33,334	(17)	-	**
Bruce Bernstein	33,332	33,332	(18)	-	**
Bruce Doniger	20,000	20,000	(19)	-	**
Byron Hughey	8,000	8,000	(20)	-	**
Canyon Trust	20,000	20,000	(21)	-	**
Casimir S. Skrzypczak	20,000	20,000	(22)	-	**
Chardan Capital Markets	8,000	8,000	(23)	-	**
Christopher J. and Denise M. Blum, JTWROS	8,000	8,000	(24)	-	**
Christopher Cozzolino	7,233	7,233	(25)	-	**
CJF Investments	100,000	100,000	(26)	-	**
Clayton A. Struve	80,000	80,000	(27)	-	**

Cox Investment Partners, LP	200,000	200,000	(28)	-	**
Craig Friou	20,000	20,000	(29)	-	**
Cresswell Advisors, Inc.	20,000	20,000	(30)	-	**
Daniel W. and Allaire Hummel, JTWROS	20,000	20,000	(31)	-	**
David Baron	40,000	40,000	(32)	-	**
David Jenkins	40,000	40,000	(33)	-	**
Dennis Saadeh	40,000	40,000	(34)	-	**
Duane Ennis	20,000	20,000	(35)	-	**
EFD Capital Inc.	5,000	5,000	(36)	-	**
Empery Asset Master, LTD	278,020	278,020	(37)	-	**
Empery Tax Efficient II, LP	344,762	344,762	(38)	-	**
Empery Tax Efficient, LP	43,884	43,884	(39)	-	**
Empire Group Ltd.	133,336	133,336	(40)	-	**
Eric Fosselman	20,000	20,000	(41)	-	**
Erick E. Richardson	20,000	20,000	(42)	-	**
Ernest Melachrino Violet	32,000	32,000	(43)	-	**
FirstFire Global Opportunities Fund LLC	100,000	100,000	(44)	-	**
FMO of Boca Raton Inc.	20,000	20,000	(45)	-	**
Fortis Business Holdings LLC	1,751,251	400,000	(46)	1,351,251	4.9%
Four Jr. Investments, Ltd.	40,000	40,000	(47)	-	**
Frank Curzio	20,000	20,000	(48)	-	**
Frank V. Carone	110,000	110,000	(49)	-	**
Giovanna McKinney	6,668	6,668	(50)	-	**
Gregory Castaldo	200,000	200,000	(51)	-	**
Hudson Equity Partners, LLC	499,133	200,000	(52)	299,133	1.1%
Intracoastal Capital, LLC	333,332	333,332	(53)	-	**
Iroquois Capital Investment Group, LLC	1,306,015	100,000	(54)	1,206,015	4.4%
Iroquois Master Fund Ltd.	1,181,423	666,668	(55)	514,755	1.9%

J&N Holdings LLC	6,800	6,800	(56)	-	**
James David Conrod	20,000	20,000	(57)	-	**
Jason L DiPaola	33,499	33,499	(58)	-	**
JD Advisors, LLC	541,666	66,666	(59)	475,000	1.7%
Jeffrey Berman	24,062	24,062	(60)	-	**
Jeffrey P. Wiegand	20,000	20,000	(61)	-	**
Jesse Janssen	36,266	36,266	(62)	-	**
Joel Pruzansky	33,332	33,332	(63)	-	**
Joel Yanowitz	20,000	20,000	(64)	-	**
John Fosselman	6,000	6,000	(65)	-	**
John D. Shulman	66,000	66,000	(66)	-	**
John R. Raphael Revocable Trust dtd 07/06/2007	20,000	20,000	(67)	-	**
John V. Wagner, Jr.	33,334	33,334	(68)	-	**
Jonathan Schechter	8,000	8,000	(69)	-	**
Joseph J. Grano, Jr.	34,000	34,000	(70)	-	**
Joseph Reda	16,000	16,000	(71)	-	**
Justin Keener dba JMJ Financial	333,334	333,334	(72)	-	**
Keith Shapiro / Marci Shapiro	66,666	66,666	(73)	-	**
Kent Building Services, LLC	66,666	66,666	(74)	-	**
Kola Agbaje	7,125	7,125	(75)	-	**
Konstantin Kozlov	13,334	13,334	(76)	-	**
Lee Harrison Corbin	30,000	30,000	(77)	-	**
Lee J. Seidler Revocable Trust dtd 04/12/1990	33,334	33,334	(78)	-	**
Leonid Makaron	26,666	26,666	(79)	-	**
Lina Kay	133,334	133,334	(80)	-	**
Louis Sanzo	40,000	40,000	(81)	-	**
Macgregor Fogelsong	20,000	20,000	(82)	-	**

Margus Ehatamm	20,000	20,000	(83)	-	**
Mark Roberts 44 Family Irrevocable Trust	33,334	33,334	(84)	-	**
Michael J. Mathieu	66,668	66,668	(85)	-	**
Michael Silverman	238,189	238,189	(86)	-	**
Morgan Janssen	2,833	2,833	(87)	-	**
Nat Tursi	20,000	20,000	(88)	-	**
Neal Goldman	200,000	200,000	(89)	-	**
Next Generation TC FBO Andrew Arno IRA	66,666	66,666	(90)	-	**
Norris Family 1997 Trust	5,717,719	666,668	(91)	5,051,051	18.5%
Papyrus Capital Fund LP	70,000	70,000	(92)	-	**
Patrick G. Patel	33,334	33,334	(93)	-	**
Paul Ehrenstein	800	800	(94)	-	**
Paul Sethi	16,000	16,000	(95)	-	**
Pauline M. Howard Trust dtd 01/02/1998	14,000	14,000	(96)	-	**
Peter Giordano and Linda Giordano	20,000	20,000	(97)	-	**
Peter Ohler	20,000	20,000	(98)	-	**
Peter K. Jannsen	11,333	11,333	(99)	-	**
Peter W. Janssen	400,000	400,000	(100)	-	**
Philip W. Faucette II	13,334	13,334	(101)	-	**
Richard A. Dietl	66,668	66,668	(102)	-	**
Richard Molinsky	32,000	32,000	(103)	-	**
Richard Pashayan	20,000	20,000	(104)	-	**
Robert Burkhardt	20,000	20,000	(105)	-	**
Robert D. Frankel	8,000	8,000	(106)	-	**
Robert G. Maxon	20,000	20,000	(107)	-	**
Robert Lee Glasgow	20,000	20,000	(108)	-	**
Roman Livson	12,550	12,550	(109)	-	**
Ryan B. Estis	66,668	66,668	(110)	-	**

Seth Benison	10,504	10,504	(111)	-	**
Shar Hazuhov LLC	100,000	100,000	(112)	-	**
Shay Capital, LLC	333,334	333,334	(113)	-	**
Steven Renaud	50,713	50,713	(114)	-	**
Tal Alexander, Inc.	33,334	33,334	(115)	-	**
The Bradley R. Kroenig Revocable Trust, dtd 05/11/2016	100,000	100,000	(116)	-	**
The Craig R. Whited and Gilda Whited Joint Living Trust, dtd 03/25/2016	40,000	40,000	(117)	-	**
The Hewlett Fund LP	200,000	200,000	(118)	-	**
The Special Equities Group	200,000	200,000	(119)	-	**
The Starwood Trust	200,000	200,000	(120)	-	**
Theodore Beninati	20,000	20,000	(121)	-	**
Thomas A. McGurk	20,000	20,000	(122)	-	**
Thomas L. duPont	200,000	200,000	(123)	-	**
Trout Lake Enterprises LP	200,000	200,000	(124)	-	**
US International Consulting Network- NJ Corp. (dba ICN Holding)	68,000	68,000	(125)	-	**
Willis Daniel Welch	16,000	16,000	(126)	-	**

*	Beneficial ownership assumes the exercise of any warrant shares held by the selling stockholder.
**	Less than 1%.

(1)
Information concerning other selling stockholders will be set forth in one or more amendments to the registration statement, of which this prospectus forms a part, and/or prospectus supplements from time to time, if required.

(2)	Includes shares owned prior to the private placement transactions, which shares are not being offered pursuant to this prospectus.

(3)	Includes shares of Common Stock and shares of Common Stock issuable upon exercise of the warrants issued in connection with the private placement transaction

(4)	Assumes that each selling stockholder will sell all shares offered by it under this prospectus.

(5)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(6)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(7)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(8)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(9)	Includes 133,335 shares of Common Stock and 133,335 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(10)	Includes 8,000 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(11)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(12)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(13)	Includes 15,000 shares of Common Stock and 15,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(14)	Includes 15,000 shares of Common Stock and 15,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(15)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(16)	Includes 33,334 shares of Common Stock and 33,334 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(17)	Includes 16,667 shares of Common Stock and 16,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(18)	Includes 16,666 shares of Common Stock and 16,666 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(19)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(20)	Includes 4,000 shares of Common Stock and 4,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(21)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(22)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(23)	Includes 8,000 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(24)	Includes 4,000 shares of Common Stock and 4,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(25)	Includes 7,233 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(26)	Includes 50,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(27)	Includes 40,000 shares of Common Stock and 40,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(28)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(29)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(30)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(31)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(32)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(33)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(34)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(35)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(36)	Includes 5,000 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(37)
Includes 139,010 shares of Common Stock and 139,010 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement. Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(38)
Includes 172,381 shares of Common Stock and 172,381 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement. Empery Asset Management LP, the authorized agent of Empery Tax Efficient II, LP (“ETE II”), has discretionary authority to vote and dispose of the shares held by ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE II. ETE II, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(39)
Includes 21,942 shares of Common Stock and 21,942 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement. Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP (“ETE”), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(40)	Includes 66,668 shares of Common Stock and 66,668 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(41)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(42)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(43)	Includes 16,000 shares of Common Stock and 16,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(44)	Includes 50,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(45)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(46)
Includes 200,000 shares of Common Stock and 200,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement. Louis Kestenbaum is the managing member and principal owner with voting and investment power.

(47)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(48)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(49)	Includes 55,000 shares of Common Stock and 55,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(50)	Includes 3,334 shares of Common Stock and 3,334 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(51)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(52)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(53)
Includes 166,666 shares of Common Stock and 166,666 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal.

(54)	Includes 50,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(55)	Includes 333,334 shares of Common Stock and 333,334 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(56)	Includes 3,400 shares of Common Stock and 3,400 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(57)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(58)
Includes 15,000 shares of Common Stock, 15,000 shares of Common Stock and 3,499 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(59)	Includes 33,333 shares of Common Stock and 33,333 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(60)	Includes 24,062 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(61)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(62)	Includes 36,266 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(63)	Includes 16,666 shares of Common Stock and 16,666 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(64)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(65)	Includes 6,000 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(66)	Includes 33,000 shares of Common Stock and 33,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(67)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(68)	Includes 16,667 shares of Common Stock and 16,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(69)	Includes 8,000 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(70)	Includes 17,000 shares of Common Stock and 17,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(71)	Includes 16,000 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(72)	Includes 166,667 shares of Common Stock and 166,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(73)	Includes 33,333 shares of Common Stock and 33,333 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(74)	Includes 33,333 shares of Common Stock and 33,333 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(75)	Includes 7,125 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(76)	Includes 6,667 shares of Common Stock and 6,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(77)	Includes 15,000 shares of Common Stock and 15,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(78)	Includes 16,667 shares of Common Stock and 16,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(79)	Includes 13,333 shares of Common Stock and 13,333 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(80)	Includes 66,667 shares of Common Stock and 66,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(81)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(82)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(83)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(84)	Includes 16,667 shares of Common Stock and 16,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(85)	Includes 33,334 shares of Common Stock and 33,334 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(86)	Includes 238,189 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(87)	Includes 2,833 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(88)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(89)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(90)	Includes 33,333 shares of Common Stock and 33,333 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(91)	Includes 333,334 shares of Common Stock and 333,334 shares of Common Stock held by the Norris Family 1997 Trust, for which Elwood G. Norris is a trustee.

(92)	Includes 35,000 shares of Common Stock and 35,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(93)	Includes 16,667 shares of Common Stock and 16,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(94)	Includes 800 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(95)	Includes 8,000 shares of Common Stock and 8,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(96)	Includes 7,000 shares of Common Stock and 7,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(97)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(98)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(99)	Includes 11,333 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(100)	Includes 200,000 shares of Common Stock and 200,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(101)	Includes 6,667 shares of Common Stock and 6,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(102)	Includes 33,334 shares of Common Stock and 33,334 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(103)	Includes 16,000 shares of Common Stock and 16,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(104)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(105)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(106)	Includes 4,000 shares of Common Stock and 4,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(107)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(108)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(109)	Includes 12,550 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(110)	Includes 33,334 shares of Common Stock and 33,334 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(111)	Includes 10,504 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(112)	Includes 50,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(113)	Includes 166,667 shares of Common Stock and 166,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(114)	Includes 50,713 shares of Common Stock issuable upon exercise of warrants issued to the Placement Agent in connection with the Private Placement.

(115)	Includes 16,667 shares of Common Stock and 16,667 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(116)	Includes 50,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(117)	Includes 20,000 shares of Common Stock and 20,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(118)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(119)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(120)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(121)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(122)	Includes 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(123)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(124)	Includes 100,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(125)	Includes 34,000 shares of Common Stock and 34,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

(126)	Includes 8,000 shares of Common Stock and 8,000 shares of Common Stock issuable upon exercise of Investor Warrants issued in the Private Placement.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock covered hereby on the OTC Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

●
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●
block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●
an exchange distribution in accordance with the rules of the applicable exchange;

●
privately negotiated transactions;

●
settlement of short sales;

●
in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

●
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●
a combination of any such methods of sale; or

●
any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the Common Stock short and deliver these securities to close out their short positions, or loan or pledge the shares of Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act, or any other rule of similar effect (assuming that the shares were at no time held by any affiliate of ours, and all warrants are exercised by “cashless exercise” as provided in each of the warrants) or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of Common Stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MARKET PRICE OF COMMON STOCK AND OTHER STOCKHOLDER MATTERS

Market Information

 Our Common Stock does not trade on an established securities exchange. Our Common Stock is quoted under the symbol “WRTC” on the OTCQB Venture Market. The following table sets forth the high and low sale prices for our Common Stock for each quarter since it was first listed on the OTC Market on May 18, 2018.

2018 Fiscal Quarters	High	Low
Second Quarter	$9.00	$2.50
Third Quarter	$6.00	$2.10
Fourth Quarter (through November 27, 2018)	$3.36	$5.70

Holders

At November 28, 2018 there were 27,364,607 shares of Common Stock outstanding and approximately 122 stockholders of record.

Dividends

We have never declared or paid cash dividends on our Common Stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Equity Compensation Plan Information

The 2017 Plan was adopted by our Board of Directors on March 31, 2017, and approved by a majority of our stockholders on March 31, 2017. The 2017 Plan reserves for issuance 2.0 million shares of our Common Stock for issuance as one of four types of equity incentive awards: (i) stock options, (ii) restricted stock, and (iii) stock units. The 2017 Plan permits the qualification of awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code.

The following table sets forth information as of December 31, 2017, with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-	-	2,000,000
Equity compensation plans not approved by security holders	-	-	-
Total	-	-	2,000,000

Subsequent to the fiscal year ended December 31, 2017, in May 2018, the Company granted stock options under the 2017 Plan to certain officers, directors, employees and consultants of the Company, which stock options are exercisable for an aggregate of 1,847,500 shares of Common Stock at a price of $1.50 per share. In October 2018, the Company granted stock options outside of the 2017 Plan to a consultant of the Company, which stock options are exercisable for an aggregate of 100,000 shares of Common Stock at a price of $3.00 per share. In November 2018, the Company granted certain stock options under the 2017 Plan to certain consultants and directors of the Company, which stock options are exercisable for an aggregate of 144,000 shares of Common Stock at weighted average exercise price of $3.73 per share.

Transfer Agent

Our Transfer Agent and Registrar for our Common Stock is Colonial Stock Transfer, located at 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111.

DESCRIPTION OF SECURITIES

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the registration statement, of which this prospectus forms a part.

General

Our Certificate of Incorporation authorizes us to issue 150,000,000 shares of our Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement, of which this prospectus is a part, and by the provisions of applicable Delaware law.

Issued and Outstanding Capital Stock

As of November 27, 2018 we have 27,364,607 shares of Common Stock issued and outstanding. We have no shares of preferred stock issued and outstanding.

Common Stock

Except as otherwise expressly provided in our Certificate of Incorporation, or as required by applicable law, all shares of our Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including, without limitation, those described below. All outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters. The Common Stock does not have cumulative voting rights, which means that holders of the shares of Common Stock with a majority of the votes to be cast for the election of directors can elect all directors then being elected.

Dividends. Each share of Common Stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our Board of Directors. We have never declared or paid cash dividends on our Common Stock, and we do not anticipate paying cash dividends on our Common Stock in the foreseeable future.

Liquidation. In the event we dissolve, liquidate or wind up, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors and to the holders of any outstanding preferred stock we may designate and issue in the future with liquidation preferences greater than those of the Common Stock.

Other. The holders of shares of our Common Stock have no preemptive, subscription or redemption rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our Common Stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

●
restricting dividends on our Common Stock;

●
diluting the voting power of our Common Stock;

●
impairing the liquidation rights of our Common Stock; or

●
delaying or preventing a change in control of our Company without further action by our stockholders.

We have no present plans to issue any shares of our preferred stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and of the Company’s Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in “business combination” transactions with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

●
prior to the time the stockholder became an interested stockholder, either the applicable business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors;

●
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●
at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include, in general and subject to exceptions, a merger of the corporation with the interested stockholder; a sale of 10% or more of the market value of the corporation’s consolidated assets to the interested stockholder; certain transactions that result in the issuance of the corporation’s stock to the interested stockholder; a transaction that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholder; and any receipt by the interested stockholder of loans, guarantees or other financial benefits provided by the corporation. An “interested stockholder” is defined to include, in general and subject to exceptions, a person that (1) owns 15% or more of the outstanding voting stock of the corporation, or (2) is an “affiliate” or “associate” (as defined in Section 203) of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the prior three year period.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or by an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 and approved by a majority of its outstanding voting shares. We have not opted out of Section 203. As a result, Section 203 could delay, deter or prevent a merger, change of control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our Common Stock, and may also limit the price that investors are willing to pay in the future for our Common Stock.

Certificate of Incorporation; Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that could make the acquisition of the Company more difficult by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors.

No Cumulative Voting. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Stockholder Meetings. Our Bylaws provide that special meetings of the stockholders may be called only by our President or by our Board of Directors or by the President at the request of holders of not less than 51% of all outstanding shares of our voting stock.

BUSINESS

Overview

We are a security technology company organized in March 2016 focused on delivering modern policing solutions to customers, primarily consisting of law enforcement and security personnel. We began demonstrations of our first product, the BolaWrap™ 100 remote restraint device, in November 2017. The immediate addressable domestic market consists of approximately 701,000 full-time sworn law enforcement officers in the U.S. We have demonstrated the product to over 60 agencies across the country, often with media in attendance, resulting in dozens of media reports including television and print that have driven hundreds of inquiries from domestic and international prospects. Over 30 law enforcement agencies took delivery of the BolaWrap™ 100 devices during 2018. We have delivered over 200 devices at no cost to these agencies for evaluation and feedback as a result of these initial inquiries and have just started filling small orders as we establish production. We have made improvements to our product as a result of law agency input and we currently expect to commence taking orders for an enhanced version of the BolaWrap™ 100 with a new green line-laser accessory late in the fourth quarter of 2018. There can be no assurance regarding the timing or amount of future revenue from this product or future products, if any.

Our BolaWrap™ 100 product is a hand-held remote restraint device that discharges an eight-foot bola style Kevlar tether to entangle an individual at a range of 10-25 feet. Inspired by law enforcement professionals, the small but powerful the BolaWrap™ 100 assists law enforcement to safely and effectively control encounters. Currently, law enforcement agencies authorize a continuum of force options:

●
verbal commands;

●
physical control – soft techniques of grabs and holds progressing to hard techniques such as punches and kicks;

●
less-lethal weapons – batons, pepper spray, impact munitions and conducted electrical weapons (“CEWs”); and

●
lethal force – deadly weapons such as firearms.

BolaWrap 100 offers law enforcement a new tool to remotely and temporarily control an individual or impede flight by targeting and wrapping an individual’s legs.

The small, light but rugged BolaWrap 100 is designed for weak hand operation to provide remote restraint while other use of force continuum options remain open. The design offers wide latitude of accuracy to engage and restrain targeted legs of a subject. Quick eject and rapid reload of bola cartridges allows one device to be reused in a single encounter or in multiple encounters.

There are limited effective options for remote engagement, so when verbal commands go unheeded, law enforcement is faced with either hands on engagement or other potentially injurious less-lethal or lethal force. We believe our new tool is essential to meet modern policing requirements with individuals frequently not responding to verbal commands and to assuage public demands for less-lethal policing, especially in encounters with subjects experiencing a mental crisis. We believe our device minimizes the need to employ other uses of force including combat and less-lethal weapons. Many less-lethal weapons rely on “pain compliance,” often escalating encounters with potential for injury.

Primary use cases fall into the three broad categories routinely encountered by law enforcement and security personnel:

●
remotely restrain and limit the mobility of an individual that may be experiencing a mental crisis and incapable of responding to law enforcement’s verbal commands but presenting a danger to law enforcement, the public or themselves if not restrained;

●
remotely restrain and limit the mobility of an individual attempting to evade arrest or questioning, as well as individuals increasingly ignoring verbal commands from law enforcement; and

●
assist in subduing individuals actively resisting arrest by limiting mobility, possibly making other engagement options less risky to officers and less injurious to individuals.

Our commercialization strategy is to focus on the immediate addressable domestic market of approximately 701,000 full-time sworn officers in 15,300 federal, state and local law enforcement agencies (as reported in the August 2018 U.S. Department of Justice, Statistical Brief, Full-Time Employees in Law Enforcement Agencies, 1997-2016), while also exploring other markets, including military, border patrol and international markets. We have estimated an addressable international market of over 12.1 million police officers in the 100 largest police forces gathered from individual country statistics. According to Stratistics MRC, we participate in a segment of the non-lethal products market expected to grow to $11.85 billion by 2023.

Law enforcement encounters with the mentally ill or those suffering a mental crisis present a difficult challenge, often generating public controversy and costly consequences. According to the Treatment Advocacy Center: Office of Research & Public Affairs in a 2015 report on The Role of Mental Illness in Fatal Law Enforcement Encounters, one in ten police encounters involve the mentally ill and a minimum of one in four fatal police encounters involve the mentally ill.

We are unable to predict the market acceptance of our new product or the level of future sales, if any. We believe the enhanced version of our product with the laser accessory will meet customer requirements and we expect to pursue orders late in the fourth quarter of 2018 for delivery in early 2019. We believe we can accelerate orders in 2019. However, there can be no assurance of the timing or quantity of orders or sales in future periods. See “Risk Factors” included in this prospectus for additional information regarding risks and uncertainties associated with our business.

History

We were organized as Wrap Technologies, LLC, a Delaware limited liability company (“Wrap LLC”), on March 2, 2016 by our founders Elwood G. Norris, Scot Cohen and James A. Barnes. We are headquartered in Las Vegas, Nevada. Our formation followed several months of research into ensnarement techniques by our Chief Technology Officer and primary inventor, Mr. Norris. Mr. Norris has been granted over 80 U.S. patents, and with Mr. Barnes, founded LRAD Corporation (Nasdaq:LRAD), a company engaged in directed sound technologies including non-lethal acoustic hailing and warning devices sold worldwide for law enforcement, military, government and security markets.

On March 31, 2017 Wrap LLC merged with and into a wholly-owned subsidiary MegaWest Energy Montana Corp. (“MegaWest”). Wrap LLC ceased separate existence, and MegaWest continued as the surviving entity after changing its name to Wrap Technologies, Inc. Prior to the merger, on March 22, 2017, Wrap LLC acquired privately held MegaWest from Petro River Oil Corp. (“Petro River”), a related party as a result of Scot Cohen, our Executive Chairman, also being a significant stockholder and the Executive Chairman of Petro River. MegaWest had no assets or liabilities at the date of acquisition and was not an operating business.

In December 2017, we completed a self-underwritten public offering raising gross proceeds of approximately $3.49 million from the sale of 2,328,533 shares of our Common Stock at a public offering price of $1.50 per share. Three officers of the Company purchased 40,000 shares of Common Stock during the offering for an aggregate of $60,000.

On October 30, 2018, we completed the Private Placement, resulting in gross cash proceeds of $13.68 million and net cash proceeds of approximately $12.14 million from the sale of 4,561,074 Units for $3.00 per Unit. Each Unit consisted of one share of Common Stock and one detachable two-year warrant to purchase one share of Common Stock at an exercise price of $5.00 per share. We issued 4,561,074 shares of Common Stock and detachable warrants to certain accredited investors in the Private Placement. We also issued two-year warrants to purchase 456,107 shares of Common Stock at an exercise price of $3.00 per share to our placement agents and their designees. Members of our management and our existing stockholders purchased over 25% of the securities sold in the Private Placement, including $1.0 million invested by our Chief Technology Officer, Elwood G. Norris.

Plan of Operation

Our plan of operation for the remainder of 2018 and 2019 includes growing research, production, marketing, sales, distribution and service functions. We expect to focus significant efforts on domestic and international sales and developing volume production.

Our research and development activities for the remainder of 2018 and 2019 will focus on testing the new BolaWrap laser accessory and cost reduction activities. Our research plans also include focusing on creating new models of our restraining device and developing other security related products.

We currently have no plans for material acquisition of plant or equipment.

Industry Background

The market for use of force related products and devices includes law enforcement agencies, correctional facilities, military agencies, private security guard companies and retail consumers. We believe law enforcement officials are the opinion leaders regarding market acceptance of new security products. We therefore intend to focus on the law enforcement agency segment of the market for the BolaWrap 100.

According to the Department of Justice (“Police Use of Nonfatal Force, 2002-2011,” Special Report NCJ 249216, Published November 2015 by the U.S. Department of Justice Office of Justice Programs, Bureau of Justice Statistics), from 2002 to 2011 an annual average of 44 million U.S. residents age 16 or older, approximately 19% of all persons of this age, had at least one face-to-face contact with a police officer. About 1.6% or 715,500 involved threats of or use of force. Additionally, about 1.3 million were handcuffed during their encounter with police. Nearly all local police departments and all federal law enforcement agencies have a use-of-force policy that dictates the level of force its officers may use to respond to various situations. In January 2017, a collaborative effort among 11 significant law enforcement leadership and labor organizations in the United States resulted in the publication of a National Consensus Policy on Use of Force (collaborative publication of 11 contributing law enforcement agencies organized by the International Association of Chiefs of Police and published in January 2017). This policy states, among other information:

●
officers shall use only the force that is objectively reasonable to effectively bring an incident under control, while protecting the safety of the officer and others;

●
officers shall use force only when no reasonably effective alternative appears to exist and shall use only the level of force which a reasonably prudent officer would use under the same or similar circumstances;

●
an officer shall use de-escalation techniques and other alternatives to higher levels of force consistent with his or her training whenever possible and appropriate before resorting to force and to reduce the need for force; and

●
when de-escalation techniques are not effective or appropriate, an officer may consider the use of less-lethal force to control a non-compliant or actively resistant individual. An officer is authorized to use agency-approved, less-lethal force techniques and issued equipment:

o to protect the officer or others from immediate physical harm;

o to restrain or subdue an individual who is actively resisting or evading arrest; or

o to bring an unlawful situation safely and effectively under control.

A police officer is trained to use only the minimum force necessary to overcome the threat of injury or violence posed by a suspect. For example, under most policies, an officer may not use lethal force unless a subject poses a threat of significant bodily injury or fatality to the officer or other persons.

Studies have concluded that most police officers never deploy lethal force in the course of their careers. Although the vast majority of law enforcement officers around the world are armed with firearms, only a small percentage will actually ever use them. Officers, however, use less-lethal force on a regular basis. Traditional tactics such as using a control hold, baton, club, or combat to control a suspect may result not only in a risk of injury to the suspect, but also a risk that the officer will be injured. Other force options including chemical spray, impact munitions and CEWs not only risk injury but are often controversial. Each weapon available to law enforcement has distinct advantages and disadvantages, and we believe law enforcement agencies require different tools for different situations.

We believe a new remote restraining device is necessary to meet modern policing requirements with individuals frequently not responding to verbal commands and public demands for less-lethal policing. This is more apparent in police interactions with the mentally ill. According to a report by The State of Mental Health in America, 2018; Mental Health America an estimated 40 million adults in the U.S. have mental health issues. And, in a 2015 report on The Role of Mental Illness in Fatal Law Enforcement Encounters, the Treatment Advocacy Center: Office of Research & Public Affairs indicated that 7.9 million individuals have severe mental illness that disorders their thinking. Amounting to somewhat fewer than 4 in every 100 adults in America, individuals with severe mental illness generate no less than 1 in 10 calls for police service and occupy at least 1 in 5 of America’s prison and jail beds. An estimated 1 in 3 individuals transported to hospital emergency rooms in psychiatric crisis are taken there by police.

A tool to restrain at a distance may offer reduced frequency of deployment of other control techniques, including CEWs, especially in encounters with the mentally ill. We believe that the following characteristics for our new restraining product are the most important to law enforcement and security agencies:

●
effectiveness: remote restraint of individuals while keeping all other use of force options available;

●
range: variable distance over which the device is effective;

●
safety: minimal risk of injury or death;

●
ease of use: simple operation and low maintenance;

●
dependability: reliability in many environments, product durability;

●
accountability: tracking to reduce misuse of the weapon; and

●
cost: low cost per use and possible reduction of insurance and litigation expense.

The BolaWrap 100 Solution

The BolaWrap 100 is designed to perform well with respsect to all of the above characteristics. We believe the BolaWrap 100 is a unique new device to restrain subjects safely and without eliminating any other use of force options necessary for the protection of law enforcement and the public. Although no use of force technique or device is 100% effective, in our opinion, unique performance could make the BolaWrap 100 a tool of choice in a range of encounters for law enforcement agencies and other security services.

Effectiveness

Without an effective remote restraint device to assist controlling an encounter, law enforcement often defaults to less-lethal weapons that rely upon a pain response or electrical induced incapacitation for effect. These methods, along with lethal force, may be necessary for the most dangerous and aggressive suspects. However, there are many encounters where remote restraint may be an option in lieu of or before physical contact with an individual to reduce possibility for flight or the possibility for injury to the individual and the officer. In volunteer testing, the BolaWrap 100 has shown to be effective in restraining individuals, hindering the flight ability and crippling the ability to fight allowing effective further officer action.

Range

Batons and chemical sprays can only be used from close distances, usually less than five feet. Rubber bullets, beanbag rounds, and similar less-lethal impact weapons must be used at distances greater than 30 feet to minimize suspects’ injuries. Combat, come along and wrist locks require intimate contact with suspects. The BolaWrap 100 is designed to engage a suspect at 10 to 25 feet operable by the weak hand allowing other force options to remain available. The design of the device makes it ineffective at close distances, and it is not recommended for use at less than ten feet.

Safety

The BolaWrap 100 is not intended to be a weapon. It does not rely on pain or electrical induced incapacitation for effectiveness. The wrapping effect is intended to impede flight while not inducing uncontrolled falls or injury. There is no issue of recovery time, as is the case with CEW, impact munitions or chemical devices.

Ease of Use

The BolaWrap 100 is small, light and rugged. It is simple to use, activate and deploy. It can be reloaded and deployed again as quickly as a spent cartridge can be removed and a replacement cartridge inserted, typically in less than five seconds. Further, the weapon requires no maintenance, and there are no electronic components in the base device. The BolaWrap 100 also does not leave contaminating residues, unlike chemical sprays that may contaminate buildings, vehicles or other closed facilities or officer uniforms.

Dependability

The BolaWrap 100 as a mechanical device is designed to operate effectively under a variety of unfavorable conditions, such as wind and rain, and is rugged and durable.

Accountability

The BolaWrap 100 is designed for professional use and not consumer use. Each device and each bola cartridge is identified with a serial number for recordkeeping purposes.

Cost

The single use, but recyclable, bola cartridge is priced at a per cartridge price to allow use in both training and active deployment. Although we do not believe that there is currently a directly competitive remote restraint device, our cartridge prices are competitive with CEWs, impact munitions and most other specialized less-lethal weapons, with the exception of the least expensive chemical sprays. However, the indirect costs of decontaminating buildings, vehicles, and uniforms resulting from the use of chemical sprays can place these sprays at an overall cost disadvantage per use.

In addition, litigation and insurance costs involving use of force for law enforcement agencies can be significant, with settlements in the millions of dollars for many departments. Reducing the frequency of need for other use of force tools and the number of injuries and fatalities caused by law enforcement officers may reduce the number of suits filed against agencies for excessive use of force, wrongful death and injury.

We believe the addition of a new remote restraint device may have the benefit of increasing goodwill between law enforcement agencies and their communities. Community relations considerations can be particularly important at a time when almost any interaction with police can be recorded and scrutinized by the media and the public.

Product

Our BolaWrap 100 product is a hand-held remote restraint device that discharges an eight-foot bola style Kevlar® tether to entangle an individual at a range of 10-25 feet. BolaWrap 100 offers law enforcement a new tool to remotely engage and temporarily control individuals.

The small, light, but rugged BolaWrap 100 is designed to provide remote restraint while other use of force continuum options remain open. The design offers wide latitude of accuracy to engage and restrain targeted legs of a subject. Quick eject and rapid reload of bola cartridges allows one device to be reused in a single encounter or in multiple encounters.

The bola cartridge contains two sockets that discharge two small pellets at a thirty to forty-degree angle. The pellets are linked by the eight-foot Kevlar tether such that the tether first engages an individual’s legs then the force of the pellets causes the tether to wrap. Small barbs on each pellet engage clothing to retard the unwinding of the bola tether wrap. The bola cartridge contains a 9 mm fractional charge blank cartridge (as used in prop guns) to discharge the tether.

The durable body of the BolaWrap 100 contains a receptacle for the bola cartridge along with the activation, deployment and safety mechanisms. Bola cartridges are quickly ejected allowing rapid reloading, activation and deployment.

We demonstrated our first prototype device in December 2016, and developed pre-manufacturing demonstration prototypes in April 2017. We assembled first production units in November 2017, and commenced demonstrations and trial deployments with a small number of law enforcement agencies. We have delivered over 200 devices at no cost to selected law enforcement agencies for evaluation and feedback as a result of these initial inquiries, and have just started filling small orders as we establish production. In October 2018 we demonstrated our new BolaWrap green line laser accessory, and we currently expect to commence taking orders for this enhanced version of the BolaWrap 100 late in the fourth fiscal quarter of 2018. See “Risk Factors” included in this prospectus for additional information regarding risks and uncertainties associated with our business.

Markets

We participate in the global non-lethal market that, according to a June 2017 report by Global Market Outlook, was estimated to be $6.32 billion in 2016 and is expected to grow to $11.85 billion in 2023. The following segments are our target markets.

Law Enforcement and Corrections

Federal, state and local law enforcement agencies in the United States currently represent the primary target market for the BolaWrap 100. According to United States Department of Justice statistics (“U.S. Department of Justice, Statistical Brief, Full-Time Employees in Law Enforcement Agencies, 1997-2016: August 2018”, U.S. Department of Justice, Bureau of Justice Statistics, published July 2011), there were nearly 18,000 of these agencies in the United States in 2016 that employed approximately 701,000 full-time, sworn law enforcement officers. In 2005, the United States Bureau of Justice statistics (“Census of State and Federal Correctional Facilities, 2005”, U.S. Department of Justice, Bureau of Justice Statistics, published October 2008) estimated that there were 295,000 correctional officers in over 1,800 federal and state correctional facilities in the United States.

Additionally, we have estimated an addressable international market of over 12.1 million police officers in the 100 largest police forces gathered from individual country statistics. We have accepted our first foreign order, and are currently fielding inquiries from countries in Asia, South America, Europe and the Middle East.

United States Border Patrol (“USBP”)

With over 21,000 agents (“Border Patrol Overview”, U.S. Customs and Border Protection, January 27, 2015, Web. 25, September 2017, https://www.cbp.gov/border-security/along-us-borders/overview), the USBP is one of the largest law enforcement agencies in the United States with a large number of encounters with individuals requiring soft engagement techniques. We believe the BolaWrap 100 can be an effective tool to safely assist in detention of individuals subject to the agency’s jurisdiction. The BolaWrap 100 offers an additional tool for frontline agents to de-escalate encounters while effecting agent responsibilities.

Private Security Firms and Guard Services

According to 2016 Bureau of Labor Statistics estimates (“Occupational Employment Statistics”, United States Department of Labor, March 31, 2017, Web. 25 September 2017), there were approximately 1.1 million privately employed security guards in the United States. They represent a broad range of individuals, including thos employed by investigation and security services, hospitals, schools, local government, and others. We believe that some security personnel armed with BolaWrap 100 could be effective to de-escalate some encounters without eliminating other tools available today. Providing guards with BolaWrap 100 may reduce the potential liability of private security companies and personnel in such encounters.

Although there are use cases in correctional facilities and by certain military policing personnel, we are initially targeting BolaWrap 100 for law enforcement and security personnel markets. We do not currently plan a consumer version of the device.

Selling and Marketing

Law enforcement agencies represent our primary target market. In this market, we expect that the decision to purchase the BolaWrap 100 will normally be made by a group of people including the agency head, his training staff, and use of force and weapons experts. The decision sometimes involves political decision-makers, such as city council members. Although we expect the decision-making process for a remote restraint device will be less controversial than that for less-lethal products such as CEWs, we still expect the process to take as little as a few weeks or as long as a year or more partially due to budgeting reasons.

Although initial sales will be made by our executive and sales employees, we may determine to utilize existing networks of independent regional police equipment distributors compensated on a commission and incentive basis in the future.

Most law enforcement and corrections agencies will not purchase new use of force devices until a training program is in place to certify officers in their proper use. We have developed and offer training and class materials that certify law enforcement trainers as instructors in the use and limitations of the BolaWrap 100. We require training prior to use of the BolaWrap 100 by individual departments.

We participate in a variety of trade shows and plan to participate in conferences. We expect our marketing efforts will also benefit from significant free media coverage. Other marketing communications may include video e-mails, press releases, and conventional print advertising in law enforcement trade publications. Our website contains marketing information and we are engaged in social media outreach and communications.

Our Strategy

Our goal is to realize the potential of a new remote restraint device targeting law enforcement and security personnel. We aim to produce a product line starting with the BolaWrap 100 to meet the requirements of these customers. The key elements of our strategy include:

●
produce a product line meeting customer requirements as a new tool to aid in the retention of individuals to make encounters more effective and less dangerous to membres of law enforcement and the public;

●
develop a robust production and supply system to support our customers; and

●
develop relationships with customers requiring large numbers of products, mainly larger city police departments and larger agencies.

We also plan to actively engage international markets and plan to develop products for use by security and related personnel.

Related Party License and Royalties

We are obligated to pay royalties pursuant to an exclusive Amended and Restated Intellectual Property License Agreement, dated as of September 30, 2016, with Syzygy Licensing, LLC (“Syzygy”), a private technology invention, consulting and licensing company owned and controlled by Elwood G. Norris and James A. Barnes, both officers and stockholders of the Company. Syzygy has no ongoing operations, and does not engage in any manufacturing, production or other related activities.

The agreement provides for the payment of royalties of 4% of revenue from products employing the licensed device technology up to the earlier to occur of (i) the payment by the Company of an aggregate of $1.0 million in royalties, or (ii) September 30, 2026. All development and patent costs have been paid by us and patent applications and the technology related to the BolaWrap 100 have been assigned to the Company, subject to the royalty obligation.

Manufacturing and Suppliers

We completed our first generation design, and have commenced initial small volume production of the BolaWrap 100 and related cartridges. We source components from a variety of suppliers with final assembly, testing and shipping occurring in our facility in Las Vegas, Nevada. We believe arranging and maintaining quality volume manufacturing capacity will be essential to the performance of our products and the growth of our business.

Warranties

We expect to warranty our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. The warranty will be generally a limited warranty, and in some instances impose certain shipping costs on the customer. We expect in most cases it will be more economical and effective to replace the defective device rather than repair.

Competition

Although we are targeting the BolaWrap 100 as a new solution for law enforcement and not as a replacement for other tools currently in use, we will still compete with other use of force products for budgets. Law enforcement agencies may also determine that we are an alternative to other solutions in spite of such positioning.

Other use of force devices, including CEWs sold by Axon Enterprises, Inc. (formerly Taser International, Inc.), and pepper spray, batons, impact weapons sold by companies such as Defense Technology will compete with the BolaWrap 100 indirectly. Many law enforcement and corrections personnel consider such less-lethal weapons to be distinct tools, each best-suited to a particular set of circumstances. Consistent with this tool kit approach, purchasing any given tool does not preclude the purchase of one or several more. In other cases, budgetary considerations and limited space on officers’ belts dictate that only a limited number of devices will be purchased and carried. We believe the BolaWrap 100’s unique remote restraint use, effectiveness, and low possibility of injury will enable it to compete effectively against other alternatives.

Many of our present and potential future competitors have, or may have, substantially greater resources to devote to compete in the law enforcement market and to further technological and new product developments. Also, these competitors or others may introduce products with features and performance competitive to our product.

Seasonality

We do not expect to experience any significant seasonality trends. However, seasonality trends may occur in the future.

Government Regulation

The BolaWrap 100 is classified as a “firearm” by the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives (“ATF”), and is subject to federal firearms-related regulations. We hold a Federal Firearms Manufacturing License that expires in 2020. Many states also have regulations restricting the sale and use of certain firearms and may determine their own classification and restrictions irrespective of ATF regulation. In most cases, the law enforcement and corrections market is subject to different ATF and state regulations or exemptions than the private citizen market, and we do not expect additional state restrictions or approvals for sales to law enforcement. Where different regulations exist, we expect that the regulations affecting the private citizen market may also apply to the private security markets, except as the applicable regulations otherwise specifically provide.

BolaWrap 100 is also be considered a crime control product by the U.S. government. Accordingly, the export of our devices is regulated under export administration regulations. As a result, we must obtain export licenses from the Department of Commerce for all shipments to foreign countries. We do not expect the need to obtain these licenses will cause a material delay in any future foreign shipments. Export regulations also prohibit the further shipment of our products from foreign markets in which we hold a valid export license to foreign markets in which we do not hold an export license for our products.

Foreign regulations, which may affect our device, and sale thereof, are numerous and often unclear. We expect to work with an agent, distributor or advisor who is familiar with the applicable import regulations in each of any targeted foreign markets.

Intellectual Property

We intend to protect our intellectual property assets including issued patents, pending patents, trademarks and trade craft and trade secrets such as know-how. In addition, we use confidentiality agreements with employees and some suppliers to ensure the safety of our trade secrets. We currently have four issued U.S. patents related to the BolaWrap 100, and have six additional U.S. patents pending. In September 2018, we commenced filing our first foreign patent applications targeting the European Union (17 countries) and 17 other countries, all of which are currently pending. We have reserved rights to file additional foreign patents. We have also been granted trade name protection for “BolaWrap,” and expect to employ a combination of registered and common law trade names, trademarks and service marks in our business. We expect to rely on a variety of intellectual property protections for our products and technologies, including contractual obligations, and we intend to pursue a policy of vigorously enforcing such rights.

We have an ongoing policy of filing patent applications to seek protection for novel features of our products and technologies. Prior to the filing and granting of patents, our policy is to disclose key features to patent counsel and maintain these features as trade secrets prior to product introduction. Patent applications may not result in issued patents covering all important claims and could be denied in their entirety.

The use of force product industry is characterized by frequent litigation regarding patent and other intellectual property rights. Others, including academic institutions and competitors, hold numerous patents in less-lethal and related technologies. Although we are not aware of any existing patents that would materially inhibit our ability to commercialize our technology, others may assert claims in the future. Such claims, with or without merit, may have a material adverse effect on our financial condition, results of operations or cash flows.

The failure to obtain patent protection or the loss of patent protection on our existing and future technologies or the circumvention of our patents by competitors could have a material adverse effect on our ability to compete successfully.

Our policy is to enter into nondisclosure agreements with each employee and consultant or third party to whom any of our proprietary information is disclosed. These agreements prohibit the disclosure of confidential information to others, both during and subsequent to employment or the duration of the working relationship. These agreements may not prevent disclosure of confidential information or provide adequate remedies for any breach.

Research and Development

Our research and development initiatives are led by our internal personnel and make use of specialized consultants when necessary. These initiatives include basic research, mechanical engineering design and testing. Future development projects will focus on new versions of the BolaWrap technology and new security technologies. Total research and development expenditures were $458,046 for the nine months ended September 30, 2018, and $311,335 and $217,244 for the fiscal years ended December 31, 2017 and 2016, respectively.

Employees and Executive Officers

We currently have four executive officers. We have six other employees, with four engaged in sales and marketing, one in production and one in research and development. We employ consultants from time to time to provide additional sales, and marketing and research and development services.

We believe we offer competitive compensation and other benefits and that our employee relations are good.

Available Information

As a public company, we are required to file our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A and other information (including any amendments) with the SEC. You can find the Company’s SEC filings at the SEC’s website at http://www.sec.gov.

Our Internet address is www.wraptechnologies.com. Information contained on our website is not part of this prospectus. Our SEC filings (including any amendments) will be made available free of charge on www.wraptechnologies.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus. Readers are also urged to carefully review and consider the various disclosures made by us, which attempt to advise interested parties of the factors which affect our business, including (without limitation) the disclosures made under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and in the audited consolidated financial statements and related notes included in this prospectus.

We are a security technology company organized in March 2016 focused on delivering modern policing solutions to customers, primarily consisting of law enforcement and security personnel. We began demonstrations of our first product, the BolaWrap 100 remote restraint device, in November 2017. The immediate addressable domestic market consists of approximately 701,000 full-time sworn law enforcement officers in the U.S. We do not expect to report significant revenue until prospective customers test and evaluate our product. We have made improvements to our product as a result of law agency input and we expect to commence taking orders for an enhanced version of the BolaWrap 100 with a new green line-laser accessory late in the fourth quarter of 2018. There can be no assurance regarding the timing or amount of future revenue from this product or future products, if any.

Organization and Reverse Capitalization

Our Company resulted from the March 31, 2017 merger of Wrap Technologies, LLC (“Wrap LLC”) with and into our wholly-owned subsidiary MegaWest Energy Montana Corp. (“MegaWest”). Wrap LLC’s acquisition of MegaWest and its subsequent merger with and into MegaWest as a wholly-owned subsidiary of the Company, and the exchange of membership interests for Common Stock, was accounted for as a reverse recapitalization of Wrap LLC (the “Recapitalization”). Wrap LLC, now the Company as a result of the Recapitalization, was deemed the accounting acquirer with MegaWest, the accounting acquiree. Our financial statements are in substance those of Wrap LLC, and are deemed to be a continuation of Wrap LLC’s business from its inception date of March 2, 2016. The Company’s balance sheet continues at historical cost, as the accounting acquiree had no assets or liabilities, and no goodwill or intangible assets were recorded as part of the Recapitalization.

To reflect the Recapitalization, historical shares of Common Stock and additional paid-in capital have been retroactively adjusted using the exchange ratio of approximately 23,930.60 shares of Common Stock for each membership unit of Wrap LLC.

Business Highlights, Outlook and Challenges

In December 2017, we completed a self-underwritten public offering, raising gross proceeds of approximately $3.49 million from the sale of 2,328,533 shares of Common Stock at the public offering price of $1.50 per share. Three officers of the Company purchased an aggregate of 40,000 shares of Common Stock during the offering for an aggregate purchase price of $60,000.

On May 18, 2018, the Financial Industry Regulatory Authority (“FINRA”) issued a quotation clearance to our sponsoring market maker and assigned the ticker symbol “WRTC” to our Common Stock. Quotations for our Common Stock now appear under the WRTC ticker symbol on the OTCQB Venture Market for early stage and developing U.S. and international companies. Our Common Stock is also Depository Trust Company (“DTC”) eligible allowing for electronic clearing of trades.

During 2018, the U.S. Patent and Trademark Office granted the first four U.S. patents on our BolaWrap remote restraint device and technology. In September 2018 we commenced filing our first foreign patent applications, targeting the European Union (17 countries) and 17 other countries. We currently have six U.S. patents pending. We have additional patents being drafted as part of our strategy to protect our innovations in the U.S. and in targeted countries internationally.

Our strategy is to focus on the immediate addressable domestic market of approximately 701,000 full-time sworn officers in 15,300 federal, state and local law enforcement agencies while also beginning to explore other markets, including military, border patrol and international markets. According to Stratistics MRC, we participate in a segment of the non-lethal products market expected to grow to $11.85 billion by 2023. We are unable to predict the market acceptance of our new product or the level of future sales, if any. We have demonstrated the product to over 60 agencies across the country, often with media in attendance resulting in dozens of media reports including television and print that have driven hundreds of inquiries from domestic and international prospects. Over 30 law enforcement agencies took delivery of BolaWrap 100 devices during 2018. We have delivered over 200 devices at no cost to these agencies for evaluation and feedback as a result of these initial inquiries. We are making product updates as a result of initial feedback, and in October 2018 announced a patent pending green line laser accessory. We believe the enhanced version of our product with the laser accessory will meet customer requirements and we expect to pursue orders late in the fourth quarter of 2018 for delivery in early 2019. We believe we can accelerate orders in 2019. However, there can be no assurance of the timing or quantity of orders or sales in future periods.

In October 2018 we completed a private placement of equity securities, resulting in net cash proceeds of approximately $12,140,000. We expect to grow business functions, including production, marketing, sales, distribution, service and administration. Until we generate revenue and net cash flow from operations or obtain additional financing, we expect to have limited personnel to accomplish these functions and will primarily rely on our executives along with outside consultants and suppliers for production and certain other services. Given our limited personnel, substantial risk and uncertainty exists with respect to whether we can timely execute our business plan and achieve our operating objectives, including obtaining orders from customers and introducing new products in the future.

In October 2018 we also applied to list our Common Stock on the Nasdaq Capital Market. No assurances can be given that our listing application will be successful, or with respect to the timing of our application.

Since inception in March 2016, we have generated significant losses from operations and anticipate that we will continue to generate significant losses from operations for the foreseeable future. Although we believe that we have adequate financial resources to sustain our operations for the next year, no assurances can be given, and we may need additional capital for future operations and to market and further develop our product line and introduce new products. Obtaining any required additional financing in the future could be a significant challenge for management, and failure to secure necessary financing would have a material adverse effect on our operations.

We face significant challenges in establishing, operating and growing our business. We expect that we will need to continue to innovate new applications for our security technology, develop new products and technologies to meet diverse customer requirements and identify and develop new markets for our products.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those estimates related to recognition and measurement of contingencies and accrued costs. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Until consummation of the Recapitalization on March 31, 2017, we were treated as a partnership for federal and state income tax purposes and did not incur income taxes. Instead, our losses were included in the income tax returns of the member partners. Following the Recapitalization, we are responsible for federal, state and foreign taxes for jurisdictions in which we conduct business. As part of the process of preparing our financial statements, we are required to estimate our provision for income taxes. Significant management judgment will be required in determining our provision for income taxes, deferred tax assets and liabilities, tax contingencies, unrecognized tax benefits, and any required valuation allowance, including taking into consideration the probability of the tax contingencies being incurred. Management assesses this probability based upon information provided by its tax advisers, its legal advisers and similar tax cases. If at a later time our assessment of the probability of these tax contingencies changes, our accrual for such tax uncertainties may increase or decrease. Our effective tax rate for annual and interim reporting periods could be impacted if uncertain tax positions that are not recognized are settled at an amount which differs from our estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. These include share-based compensation and contingencies and, going forward, areas such as revenue recognition, warranty liabilities, impairments and valuation of intangible assets. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results. There were no significant changes or modification of our critical accounting policies and estimates involving management valuation adjustments affecting our results for the nine months ended September 30, 2018.

Operating Expense

Our operating expense has included (i) selling, general and administrative expense, and (ii) research and development expense. Research and development expense comprises the costs incurred in performing research and development activities on our behalf, including compensation and consulting, design and prototype costs, contract services, patent costs and other outside expenses. The scope and magnitude of our future research and development expense is difficult to predict at this time and will depend on elections made regarding research projects, staffing levels and outside consulting and contract costs. The actual level of future selling, general and administrative expense will be dependent on staffing levels, elections regarding expenditures on sales and marketing, the use of outside resources, public company and regulatory costs, and other factors, some of which are outside of our control. Our operating costs could increase rapidly as we introduce our product and expand our research and development, production, distribution, service and administrative functions in future months. We may also incur future financing costs and substantial noncash stock-based compensation costs depending on future option grants that are impacted by stock prices and other valuation factors. Historical expenditures are not indicative of future expenditures.

Results of Operations

Year Ended December 31, 2017 Compared to the Period from Inception (March 2, 2016) to December 31, 2016

We had no revenue or product costs for the year ended December 31, 2017, nor for the prior period from inception (March 2, 2016) to December 31, 2016 (“prior short period”).

Selling, General and Administrative Expense

Selling, general and administrative expense for the year ended December 31, 2017 was $522,210 compared to $17,112 for the prior short period ended December 31, 2016. The most recent year included legal, merger and audit costs of $84,391, compensation and benefits of $158,100, marketing and sales consulting costs of $104,946, occupancy, insurance and office costs of $37,706, travel and entertainment costs of $55,356 and trade show and marketing costs of $58,533. In the prior short period, our activities were just beginning with the focus being on research and development.

Research and Development Expense

Research and development expense for the year ended December 31, 2017 was $311,335. The most recent year included $65,185 of compensation costs, consulting and contract research costs of $150,880, prototype and supply costs of $29,998, and patent costs of $46,580. This compared to $217,244 for the prior short period ended December 31, 2016, including $70,000 of deferred related party research costs, consulting and contract research costs of $95,525, patent costs of $33,141, and prototype and supply costs of $15,313.

Net Loss

Our net loss for the year ended December 31, 2017 was $833,545 compared to a net loss of $234,356 for the prior short period ended December 31, 2016 when development activities were beginning.

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

We had minimal revenue from the delivery to one customer for the nine months ended September 30, 2018. We have not actively pursued orders at this time, as our objective is to focus our marketing and selling efforts on selling the latest generation product with our green line laser. Product costs of $138,801 for the nine months ended September 30, 2018 related to demonstration products and accessories delivered to law enforcement agencies, and were expensed as marketing costs.

Selling, General and Administrative Expense

Selling, general and administrative expense for the nine-month period ended September 30, 2018 was $1,586,652 compared to $270,854 for the nine-month period ended September 30, 2017. The most recent period included non-cash stock-based compensation expense of $251,345 and compensation and sales consulting costs of $645,579. There were no non-cash stock-based compensation costs for the prior year’s first nine months, and compensation and sales consulting costs were $107,139. The increase in compensation and sales consulting costs was due to the increase in staffing following our December 2017 initial public offering (“IPO”) and the hiring of employees and sales consultants.

Travel and entertainment costs increased from $22,800 to $152,620 for the nine months ended September 30, 2017 and 2018, respectively. The period over period increase is attributable to product demonstration activities provided to law enforcement agencies across the nation during the 2018 period. Product promotion, trade show and other marketing costs were $189,144 for the nine months ended September 30, 2018 compared to $30,442 for the nine months ended September 30, 2017, which increase is attributable to the commencement of direct activities with agencies and demonstration products provided at no cost during the 2018 period.

Other general and administrative costs of $347,964 during the nine months ended September 30, 2018 included legal, audit and professional fees of $117,095, chairman and director fees of $118,000, public company costs of $70,016 and occupancy and office costs of $42,853. In the prior comparable nine-month period, our activities were just beginning as we focused on research and development, with other general and administrative costs aggregating $110,473, including $67,732 of professional fees primarily associated with audit and costs related to the merger with MegaWest.

Research and Development Expense

Research and development expense for the nine months ended September 30, 2018 was $458,046, which included $71,466 of non-cash stock-based compensation expense, $234,116 of compensation and consulting costs, contract research costs of $37,362, prototype costs of $53,219, patent costs of $24,831, travel and entertainment of $20,851 and occupancy costs of $12,755. This was an increase from $252,675 for the comparable nine-month prior period ended September 30, 2017, which included $68,955 of compensation and consulting costs, contract research costs of $125,144, prototype costs of $11,060, patent costs of $38,926 and travel and entertainment of $5,155. During the 2018 period, we increased staffing for internal research and conducted less contract research. Our research and development costs will vary depending on specific research projects and levels of internal and external staffing and prototype costs.

Net Loss

Our net loss for the nine-month period ended September 30, 2018 was $2,044,804 compared to a net loss of $523,529 for the prior period ended September 30, 2017, with the increase in net loss resulting from costs associated with increased staffing and activity after our December 2017 IPO and the commencement of sales and marketing activities related to the BolaWrap 100 product.

Liquidity and Capital Resources

Overview

Our sole source of liquidity to date has been funding from our stockholders and the sale of shares of our Common Stock. We expect our primary source of future liquidity will be from the sale of future products, if any, and if required from future equity or debt financings.

Capital Requirements

In December 2017, we completed our IPO, raising gross proceeds of approximately $3.49 million from the sale of 2,328,533 shares of Common Stock at the public offering price of $1.50 per share. We had cash on hand of $1,365,495 at September 30, 2018.

In January 2018, the Company financed $39,435 of insurance obligations pursuant to a short-term note agreement, which accrues interest at a rate of 7.15%, and which is payable in ten monthly principal and interest payments of $4,074 due through November 2018.

Subsequent to the quarter ended September 30, 2018, in October 2018 we received approximately $12,140,000 in net cash proceeds from the private sale of equity securities to certain accredited investors.

We cannot currently estimate our future liquidity requirements or future capital needs, which will depend on, among other things, capital required to introduce our new product and the staffing and support requirements, as well as the timing and amount of future revenue and product costs. We anticipate that demands for operating and working capital could grow based on decisions regarding staffing, development, production, marketing and other functions and based on other factors outside of our control. We believe we have sufficient capital to sustain our operations for the next twelve months, although no assurances can be given. Additionally, no assurances can be provided that any future debt or equity capital will be available to us under favorable terms, if at all. Failure to quickly produce and sell our new product and timely obtain any required additional capital in the future will have a material adverse effect on the Company.

Our future capital requirements, cash flows and results of operations could be affected by, and will depend on, many factors, some of which are currently unknown to us, including, amongst other things:

●
decisions regarding staffing, development, production, marketing and other functions;

●
the timing and extent of any market acceptance of our products;

●
the costs, timing and outcome of planned production and required customer and regulatory compliance of our new products;

●
the costs of preparing, filing and prosecuting our patent applications and defending any future intellectual property-related claims;

●
the costs and timing of additional product development;

●
the costs, timing and outcome of any future warranty claims or litigation against us associated with any of our products; and; and

●
the timing and costs associated with any new financing.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Cash Flow

Operating Activities.

During the nine months ended September 30, 2018, net cash used in operating activities was $1,630,881. The net loss of $2,044,804 was decreased by non-cash expense of $322,811 for stock-based compensation and $8,073 for depreciation. Other major component changes reducing operating cash used included $5,903 reduction in inventories, a reduction of $32,227 in prepaid expense and other current assets and an increase of $44,909 in accounts payable and accrued liabilities. During the prior period ended September 30, 2017, net cash used in operating activities was $532,769.

During the year ended December 31, 2017, net cash used in operating activities was $833,709. The net loss of $833,545 was reduced by a $16,853 decrease in prepaid expense, $26,000 of deferred and accrued officer compensation and a $81,514 increase of accounts payable and accruals. A total of $131,192 was invested in inventories for production.

During the prior short period ended December 31, 2016, net cash used in operating activities was $177,890. The net loss of $234,356 was reduced by $70,000 of deferred officer compensation and $14,965 of accounts payable. A total of $29,811 was expended on prepaid expenses.

Investing Activities.

We used $8,015 and $33,595 of cash for the purchase of property and equipment during the nine months ended September 30, 2018 and 2017, respectively. As patents have now been granted, we began capitalizing patent costs and invested $48,226 in patents for the nine months ended September 30, 2018.

We used $35,103 and $9,538 of cash for the purchase of property and equipment during the year ended December 31, 2017 and the prior short period ended December 31, 2016, respectively.

Financing Activities.

We did not obtain any cash from financing activities in the nine-month period ended September 30, 2018. We obtained $335,000 of cash from our stockholders from the subscription and sale of Common Stock during the nine-month period ended September 30, 2017. Subsequent to the quarter ended September 30, 2018, in October 2018, we received approximately $12,140,000 in net proceeds from an equity financing.

We obtained $3,697,716 of cash from our stockholders, net of offering costs associated with our IPO during the year ended December 31, 2017. During the prior short period ended December 31, 2016 we obtained $442,500 of cash from our stockholders.

Contractual Obligations

We are obligated to pay to Syzygy Licensing, LLC (“Syzygy”) a 4% royalty fee on future product sales up to an aggregate amount of $1.0 million in royalties or until September 30, 2026, whichever occurs earlier.

Other than payments under our facility lease, amounting to approximately $18,600 per year, and our short-term note payable, we currently have no other contractual obligations.

Effects of Inflation

We do not believe that inflation has had a material impact on our business, revenue or operating results during the periods presented.

Recent Accounting Pronouncements

Other than our adoption of ASC 2018-07 for stock-based transactions with non-employees which eliminates the requirement to revalue non-employee options each period, there have been no recent accounting pronouncements or changes in accounting pronouncements during the period ended September 30, 2018, or subsequently thereto, that we believe are of potential significance to our financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with our independent registered public accounting firm in regards to accounting and financial disclosure.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Set forth below is information concerning our executive officers and directors as of November 27, 2018:

Name	Age	Positions	Director Since
Scot Cohen	49	Executive Chairman	2017
David Norris	53	Director and President	2018
James A. Barnes	64	Chief Financial Officer, Secretary and Treasurer	N/A
Michael Rothans	57	Chief Operating Officer	N/A
Elwood G. Norris	80	Chief Technology Officer	N/A
Michael Parris	59	Director	2017
Patrick Kinsella	65	Director	2018
Wayne R. Walker	59	Director	2018

There are no arrangements or understandings between our Company and any other person pursuant to which he was or is to be selected as a director, executive officer or nominee. David Norris is the son of Elwood G. Norris, the Company’s Chief Technology Officer and a former Director.

Scot Cohen cofounded the Company with Mr. Barnes and Mr. Elwood Norris in March 2016, and currently serves as its Executive Chairman. He served as a Manager until the Company’s incorporation in March 2017, when he was appointed to serve as the Company’s Corporate Secretary. In July 2017, Mr. Cohen was appointed to serve as the Company’s Executive Chairman, and in January 2018 he resigned as Secretary. Mr. Cohen has over 20 years’ experience in institutional asset management, wealth management, and capital markets. He currently serves as Executive Chairman of the Board of Petro River Oil Corp. (OTC Pink: PTRC) since 2012. Mr. Cohen is the founder and serves as a principal of the Iroquois Capital Opportunity Fund, a closed end private equity fund focused on investments in North American oil and gas assets. He is also the co-founder of Iroquois Capital, a New York based hedge fund. In addition, he manages several operating and non-operating partnerships, which actively invest in the energy sector. Mr. Cohen currently sits on the board of directors of True Drinks Holding, Inc. (OTC Pink:TRUU). Mr. Cohen earned a Bachelor of Science degree from Ohio University in 1991.

The Board of Directors believes Mr. Cohen’s success with multiple private investment firms, his extensive contacts within the investment community and financial expertise will assist the Company’s efforts to raise capital to fund the continued implementation of the Company’s business plan.

David Norris was appointed as a director of the Company and the Company’s President in January 2018. Prior to joining the Company, he served in senior executive roles at privately held loanDepot, Inc. from April 2014 to December 2017, during which time it rapidly expanded into the fifth largest mortgage lender in the United States. Most recently, he served as Chief Revenue Officer of loanDepot, with prior executive positions including President and Chief Operating Officer. In October 2012, Mr. Norris was appointed as Chief Executive Officer of Greenlight Financial Services, which was sold to Nationstar Mortgage in May 2013, whereupon he served as President of Direct Lending and Chief Marketing Officer until February 2014. Mr. Norris also previously served as President at LendingTree, Inc. and Discover Home Loans. In addition, Mr. Norris’ career includes executive and management roles at Toshiba America Information Systems, Qualcomm Personal Electronics and American Technology Corporation. His early career was as a probation officer in San Diego for five years. Mr. Norris earned his Bachelor of Science degree in business administration from University of Phoenix in 1993.

Mr. David Norris brings to the Company and the Board of Directors significant executive experience in rapidly growing businesses and a background in developing, launching and manufacturing new products.

James A. Barnes cofounded the Company with Mr. Elwood Norris and Mr. Cohen in March 2016, and currently serves as Chief Financial Officer, Secretary and Treasurer. He served as Manager until the Company’s incorporation in March 2017, and served as a member of the Company’s Board of Directors from March 2017 to November 2018. He has served as the President of Sunrise Capital, Inc., a private venture capital and financial and regulatory consulting firm, since 1984. He was Chief Financial Officer of Parametric Sound Corporation (now Turtle Beach Corporation) (Nasdaq GM: HEAR) from 2010 to February 2015, and from February 2015 to February 2017 served as Vice President Administration at Turtle Beach Corporation. Since 1999, he has been Manager of Syzygy, a private technology invention and licensing company he owns with Mr. Elwood Norris. He previously practiced as a certified public accountant and management consultant with Ernst & Ernst (1976-1977), Touche Ross & Co. (1977-1980), and as a principal in J. McDonald & Co. Ltd., Phoenix, Arizona (1980-1984). He graduated from the University of Nebraska with a Bachelor of Arts Degree in Business Administration in 1976 and is a certified public accountant (inactive).

Michael Rothans joined the Company in September 2017 as Senior Vice President of Business Development, a position that he held until November 2018, at which point he was appointed as the Company’s Chief Operating Officer. As Senior Vice President of Business Development, he was responsible for engaging larger police agencies across the United States. Prior to joining the Company, Mr. Rothans served as a police officer and executive in the Los Angeles County Sheriff’s Department for thirty-one years, where he retired as the Assistant Sheriff overseeing the department’s patrol operations in 2015. While there, he worked in all aspects of law enforcement, including custody, patrol, investigative, administrative, supervisory and management roles. In addition, he was responsible for a nearly one-billion-dollar budget and supervised over 6,000 sworn and civilian personnel. Mr. Rothans received many commendations during his career, including the Los Angeles County Sheriff’s Department Distinguished Service Award in 1997 and 2010, the Exemplary Service Award in 2001, 2005, and 2009, and, the Meritorious Service Award in 2008. In addition, as Chair of the Executive Force Review Committee responsible for reviewing all Officer Involved Shootings and significant uses of force, he developed invaluable knowledge about real world encounters between police and the public. Mr. Rothans graduated from Loyola Marymount University in 1984 with a Bachelor of Arts Degree in Political Science, immediately after which he joined the police academy.

Elwood G. Norris cofounded the Company with Mr. Barnes and Mr. Cohen in March 2016 and currently serves as the Company’s Chief Technology Officer. He served as a director on the Company’s Board of Directors from March 2017 to January 2018. He was previously a director and President of Parametric Sound Corporation (now Turtle Beach Corporation) (Nasdaq GM: HEAR) from 2010 to February 2015, and from February 2015 to September 2016 he served as Chief Scientist, a non-executive position, at Turtle Beach. He was a director of LRAD Corporation (Nasdaq CM: LRAD) from August 1980 to June 2010. He served as Chairman of LRAD Corporation’s Board of Directors, an executive position, in which he served in a technical advisory role and acted as a product spokesman from September 2000 to April 2009. He is an inventor, and has authored more than 80 U.S. patents, primarily in the fields of electrical and acoustical engineering, and has been a frequent speaker on innovation to corporations and government organizations. He is the inventor of our BolaWrap technology. Mr. Elwood Norris is a majority owner of Syzygy, but has no employment or management relationship with Syzygy.

Michael Parris was appointed as a director of the Company in November 2017. Mr. Parris has been a partner at Perry Rogers Partners Inc., a sports management firm, since 1996, where he primarily oversees the SHAQ Brand and other strategic alliances. His role at Perry Rogers Partners encompasses business development, worldwide brand management, marketing and public relations. Prior to joining Perry Rogers Partners, Mr. Parris had a successful career in law enforcement with the Newark Police Department in Newark, New Jersey rising to the rank of Lieutenant. During his career in law enforcement, he worked and commanded several specialized units, including Homicide, Robbery, and Internal Affairs. Mr. Parris holds a Bachelor of Science degree in Business Management from the University of Phoenix.

Mr. Parris brings to the Board of Directors and management valuable experience and insights into the market served by the Company given his background in law enforcement and worldwide marketing and brand experience.

Patrick Kinsella was appointed as a director of the Company in November 2018. Mr. Kinsella currently serves as an adjunct professor at the USC Marshall School of Business, a position that he has held since August 2011. In 2014, he was appointed as a director and the Chairman of the audit committee of PennyMac Financial Services, Inc. (“PennyMac”) (NYSE: PFSI). Prior to his retirement as a senior audit partner in May 2013, Mr. Kinsella spent over 37 years at with KPMG LLP serving clients generally concentrated in the financial services sector, including banks, thrifts, mortgage companies, automotive finance companies, alternative investment companies and real estate companies. Mr. Kinsella received a Bachelor of Science Degree in Accounting from California State University, Northridge, and is a licensed certified public accountant in the State of California.

The Board of Directors believes that Mr. Kinsella is qualified to serve as a director of the Company due to his extensive experience in providing professional accounting and auditing services and his experience serving as Chairman of the Audit Committee of PennyMac.

Wayne R. Walker was appointed as a director of the Company in November 2018. In 2003, Mr. Walker founded Walker Nell Partners, Inc. (“Walker Nell”), a financial advisory firm providing corporate governance and restructuring, fiduciary services, litigation support, and other services to client corporations and law firms, where he continues to serve as the managing partner. In his role at Walker Nell, he has served on a number of private company boards. He has also been active on various charitable boards, and currently serves as Chairman of the Board of Trustees of National Philanthropic Trust, a public charity that holds over $6.0 billion of assets under management. Mr. Walker has more than 25 years of experience in corporate law and corporate restructuring, including working 15 years at the DuPont Company in the Securities and Bankruptcy group, where he worked in the Corporate Secretary’s office and served as Senior Counsel. He holds a Bachelor of Arts Degree from Loyola University New Orleans and a Juris Doctorate from Catholic University of America. He also studied finance for non-financial managers at the University of Chicago’s Graduate School of Business.

The Board of Directors believes that Mr. Walker is qualified to serve as a director of the Company due to his substantial knowledge and more than 25 years of experience in corporate governance, restructuring and corporate litigation.

 Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. We will provide any person, without charge, a copy of our Code of Conduct Policy upon written request to Investor Relations, Wrap Technologies, Inc., 4620 Arville Street, Ste E. Las Vegas, Nevada 89103. We also post on our website a copy of or Code of Business Conduct and Ethics at www.wraptechnologies.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of copies of such reports furnished to our Company and representation that no other reports were required during the fiscal year ended December 31, 2017, we believe that all persons subject to the reporting requirements pursuant to Section 16(a) filed the required reports on a timely basis with the Securities and Exchange Commission.

Board Leadership Structure

Currently, our Principal Executive officer is David Norris and the Executive Chairman of our Board of Directors is Scot Cohen. Our Board of Directors has determined that it is in the best interests of the Board and the Company to maintain separate the roles for the Principal Executive Officer and Chairman of the Board. Our Board of Directors believes this structure increases the Board’s independence from management and, in turn, leads to better monitoring and oversight of management. Although our Board of Directors believes the Company is currently best served by separating the role of Chairman of the Board of Directors and Principal Executive Officer, our Board of Directors will review and consider the continued appropriateness of this structure on an annual basis.

Director Independence

Our Board of Directors has reviewed the independence of our directors based on the listing standards of the Nasdaq Stock Market. Based on this review, the Board of Directors determined that Messrs. Parris, Kinsella and Walker are independent as defined in Rule 5605(a)(2) of the Nasdaq Stock Market Rules. In making this determination, our Board of Directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board of Directors deemed relevant in determining their independence.

Committees of the Board of Directors

Our Board of Directors established an Audit Committee, Compensation Committee and Nominating and Governance Committee in November 2018. Prior to that, we did not have any formal committees, and as a result, the full Board of Directors administered the duties of an audit committee, compensation committee and nominating and corporate governance committee. Our Board of Directors has adopted written charters for each of these committees. Copies of the charters are available on our website. Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy it that the accountants are independent of management. The Audit Committee currently consists of Messrs. Kinsella, Walker and Parris, each of whom is a non-management member of our Board of Directors we believe meets the criteria for independence under the applicable NASDAQ Stock Market Rules and SEC rules and regulations. Mr. Kinsella is also our Audit Committee financial expert, as currently defined under current SEC rules. We believe that the composition of our Audit Committee meets the criteria for independence under the applicable NASDAQ Stock Market Rules and SEC rules and regulations, and the functioning of our Audit Committee complies with the applicable NASDAQ Stock Market Rules and SEC rules and regulations.

Compensation Committee

The Compensation Committee determines our general compensation policies and the compensation provided to our directors and officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the Compensation Committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The Compensation Committee currently consists of Messrs. Walker, Kinsella and Parris, each of whom is a non-management member of our Board of Directors we believe meets the criteria for independence under the applicable NASDAQ Stock Market Rules and SEC rules and regulations. We believe that the composition of our Compensation Committee meets the criteria for independence under the applicable NASDAQ Stock Market Rules and SEC rules and regulations, and the functioning of our Compensation Committee complies with the applicable NASDAQ Stock Market Rules and SEC rules and regulations.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for making recommendations to the Board of Directors regarding candidates for directorships and the size and composition of the Board of Directors. In addition, the Nominating and Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the full Board of Directors concerning corporate governance matters. The Nominating and Corporate Governance Committee currently consists of Messrs. Walker, Kinsella and Parris.

Board Role in Risk Assessment

Management, in consultation with outside professionals, as applicable, identifies risks associated with the Company’s operations, strategies and financial statements. Risk assessment will also be performed through periodic reports received by the Audit Committee from management, counsel and the Company’s independent registered public accountants relating to risk assessment and management. Audit Committee members will meet privately in executive sessions with representatives of the Company’s independent registered public accountants. The Board of Directors also provides risk oversight through its periodic reviews of the financial and operational performance of the Company.

Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

EXECUTIVE COMPENSATION

Compensation of our Named Executive Officers; Summary Compensation Table

James A. Barnes was our only named executive officer for the year ended December 31, 2016. Scot Cohen was appointed to serve as our Executive Chairman and our principal executive officer in July 2017, a position that he held until to January 2018, when David Norris was appointed as our President.

The following table sets forth compensation accrued for named executive officers during the years ended December 31, 2016 and 2017.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total

James A. Barnes	2017	$64,000	$-	$-	$-	$-	$64,000
Chief Financial Officer, Secretary, Treasurer and Former Director	2016	$20,000	$-	$-	$-	$-	$20,000

Scot Cohen	2017	$-	$50,000	$-	$-	$-	$50,000
Executive Chairman, Former Secretary and Director

Effective March 2016 through February 2017, the Company accrued monthly deferred compensation for the services of officers Messrs. Elwood Norris and Barnes in the aggregate amount of $7,000 per month payable to Syzygy, with Mr. Barnes’ proportionate share being $2,000 per month. The balance as of December 31, 2016 was $70,000 ($20,000 allocable to Mr. Barnes), and at February 28, 2017 was $84,000 ($24,000 allocable to Mr. Barnes), which amount accrues without interest. There is currently no established repayment schedule or timing for payment. Commencing March 1, 2017, Messrs. Elwood Norris and Barnes were each being paid compensation of $6,000 per month for their services as employees and officers of the Company, with March 2017 amounts deferred with no established repayment schedule or timing for payment.

As noted above, Mr. Cohen was appointed to serve as the Company’s Executive Chairman in July 2017, in addition to his pervious role as the Company’s Secretary. During 2017 there was no compensation arrangement between Mr. Cohen and the Company for his services as the Company’s Executive Chairman or Secretary. In February 2018 the Board of Directors granted and the Company paid a $50,000 bonus to Mr. Cohen for services rendered to the Company during 2017.

Mr. David Norris was appointed our President in January 2018 and became our principal executive officer at that time. Mr. Michael Rothans was appointed as our Chief Operating Officer in November 2018.

Syzygy, an entity controlled by Messrs. Elwood Norris and Barnes, will receive a royalty as described above in “Business—Related Party License and Royalties” in consideration for the license of certain technology necessary for the development of BolaWrap 100. We expect that Messrs. Elwood Norris and Barnes will continue to be compensated in their roles as officers as determined by our Board of Directors.

Description of the 2017 Equity Compensation Plan

The 2017 Plan was adopted by the Company’s Board of Directors on March 31, 2017, and approved by a majority of the Company’s stockholders on March 31, 2017. The 2017 Plan reserves for issuance 2.0 million shares of the Company’s Common Stock for issuance as one of four types of equity incentive awards: (i) stock options, (ii) restricted stock, and (iii) stock units. The 2017 Plan permits the qualification of awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code.

There were no options granted to named executive officers nor any outstanding equity awards at December 31, 2017 or 2016.

Potential Payments Upon Termination, Death, Disability, or Retirement

We have no executive employee contracts at this time. Every officer and employee is an at will employee. The royalties payable to Syzygy, controlled by Messrs. Elwood Norris and Barnes, are unrelated to employment or their roles as officers, and will continue upon any termination, death, disability or retirement.

Director Compensation

There was no director compensation paid or incurred during the year ended December 31, 2017. There were no awards of stock to any director during the year ended December 31, 2017.

Subsequent to the year ended December 31, 2017, each of the Company’s non-executive directors was paid $10,500 in cash per quarter for their services on the Board of Directors and committee participation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND RELATED STOCKHOLDERS

The following table sets forth information concerning shares of our Common Stock beneficially owned as of November 27, 2018, by:

●
each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares of Common Stock;

●
each person currently serving as director; and

●
each of our named executive officers.

The share amounts in the table below are based on 27,364,607 shares of Common Stock issued and outstanding as of November 27, 2018. To our knowledge, except as otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of Common Stock set forth opposite such person’s or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Common Stock	Elwood G. Norris, Chief Technology Officer	6,977,457	(1)	25.1%
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	Scot Cohen, Executive Chairman	5,680,744	(2)	20.7%
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	James A. Barnes, Chief Financial Officer, Secretary and Treasurer	2,720,700	(3)	9.9%
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	David Norris, President and Director	1,808,128	(4)	6.6%
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	Michael Parris, Director	198,000	(5)	0.7%
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	Michael Rothans, Chief Operating Officer	-		*
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	Patrick Kinsella	-		*
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	Wayne R. Walker	-		*
	4620 Arville Street, Suite E
	Las Vegas, Nevada 89103

Common Stock	Fortis Business Holdings LLC	1,751,251	(6)	6.4%
	45 Main St., Suite 800
	Brooklyn, NY 11201

Common Stock	Iroquois Capital Investment Group LLC	2,487,438	(7)	9.0%
	205 E 42nd Street, Flr 20
	New York, NY 10017

	All directors and executive
	officers as a group (8 persons)	17,385,029		62.3%
 * less than 1%
______________________
(1)
Includes 5,718,219 shares held by Mr. Elwood Norris directly; 850,904 shares beneficially owned by Mr. Elwood Norris through his family trust; 75,000 shares underlying stock options that may be exercised within 60 days from November 27, 2018; and 333,334 shares underlying warrants that may be exercised within 60 days from November 27, 2018

(2)
Includes 5,204,906 shares held by Mr. Cohen; 400,838 shares beneficially owned by Mr. Cohen through Petro River Oil Corp. (“Petro River”); and 75,000 shares underlying stock options that may be exercised within 60 days from November 27, 2018. Mr. Cohen is Executive Chairman of Petro River and the beneficial owner of 11% of the issued and outstanding common stock of Petro River. Mr. Cohen disclaims beneficial ownership of the shares owned by Petro River.

(3)
Includes 2,286,741 shares beneficially owned by Mr. Barnes through a family trust; 358,959 shares beneficially owned by Mr. Barnes through Sunrise Capital, Inc.; and 75,000 shares underlying stock options that may be exercised within 60 days from November 27, 2018. Mr. Barnes is the President of Sunrise Capital, Inc.

(4)	Consists of shares beneficially owned by Mr. Norris through a family trust.
(5)	Consists of shares held by Mr. Parris.
(6)	Louis Kestenbaum is the managing member and principal owner with voting and investment power.
(7)
Consist of 1,256,015 shares and 50,000 shares underlying warrants that may be exercised within 60 days from November 27, 2018 held by Iroquois Capital Investment Group LLC (“ICIG”), and 848,089 shares and 333,334 shares underlying warrants that may be exercised within 60 days of November 27, 2018 held by Iroquois Master Fund Ltd. (“IMF”). Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As President and Managing Member of Iroquois Capital, Mr. Richard Abbe and Mrs. Kimberly Page make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Abbe and Mrs. Page may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. As Managing Member of ICIG, Mr. Abbe makes voting and investment decisions on behalf of ICIG. As a result of the foregoing, Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by ICIG.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is obligated to pay royalties and pay development and patent costs pursuant to an exclusive Amended and Restated Intellectual Property License Agreement dated as of September 30, 2016 with Syzygy, a company owned and controlled by stockholders/officers Mr. Elwood Norris and Mr. James Barnes. The agreement provides for royalty payments of 4% of revenue from products employing the licensed ensnarement device technology up to an aggregate of $1,000,000 in royalties or until September 30, 2026, whichever occurs earlier.

Commencing in October 2017, the Company began reimbursing Mr. Elwood Norris, an officer and stockholder of the Company, $1,500 per month on a month to month basis for laboratory facility costs, for an aggregate of $4,500 during the year ended December 31, 2017 and an aggregate of $13,500 during the nine months ended September 30, 2018.

Mr. Norris, through a Family Trust, purchased 333,334 Units in the Private Placement for an aggregate of $1.0 million.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Disclosure Law Group, a Professional Corporation, of San Diego, California.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by Rosenberg Rich Baker Berman, P.A. of Somerset, New Jersey, an independent registered public accounting firm, as set forth in their reports thereon. Such consolidated financial statements are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of Common Stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  In addition, the registration statement and other public filings can be obtained from the SEC’s internet site at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

To the Board of Directors and
Stockholders of Wrap Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Wrap Technologies, Inc. (the Company) as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2017 and the period from March 2, 2016 (inception) through December 31, 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and the period from March 2, 2016 (inception) through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Rosenberg Rich Baker Berman, P.A.

We have served as the Company’s auditor since 2016.

Somerset, NJ

March 6, 2018

Wrap Technologies, Inc.
Balance Sheets

	December 31,
	2017	2016
ASSETS
Current assets:
Cash	$3,083,976	$255,072
Inventories, net	131,192	-
Prepaid expenses and other current assets	11,446	28,299
Total current assets	3,226,614	283,371
Property and equipment, net	36,668	8,226
Other assets, net	1,512	1,512
Total assets	$3,264,794	$293,109

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$36,165	$12,065
Deferred and accrued officer compensation	96,000	70,000
Accrued liabilities	60,314	2,900
Total current liabilities	192,479	84,965

Commitments and contingencies (Note 6)

Stockholders' equity:
Preferred stock - 5,000,000 authorized; par value $0.0001 per share; none issued and outstanding	-	-
Common stock - 150,000,000 authorized; par value $0.0001 per share; 22,803,533 and 17,445,408 shares issued and outstanding, respectively	2,280	1,745
Additional paid-in capital	4,137,936	440,755
Accumulated deficit	(1,067,901)	(234,356)
Total stockholders' equity	3,072,315	208,144
Total liabilities and stockholders' equity	$3,264,794	$293,109

See accompanying notes to financial statements.

Wrap Technologies, Inc.
Statements of Operations

		Period From
		Inception
	Year Ended	March 2, 2016 to
	December 31,	December 31,
	2017	2016

Operating expenses:
Selling, general and administrative	$522,210	$17,112
Research and development	311,335	217,244
Total operating expenses	833,545	234,356
Loss from operations	(833,545)	(234,356)

Net loss	$(833,545)	$(234,356)

Net loss per basic common share	$(0.04)	$(0.03)
Weighted average common shares used to compute net loss per basic common share	20,194,560	7,467,608

See accompanying notes to financial statements.

Wrap Technologies, Inc.
Statements of Stockholders' Equity

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at Inception (March 2, 2016)	-	$-	$-	$-	$-
Sale of common stock in March 2016 at $0.00836 per share	4,786,121	479	39,521	-	40,000
Sale of common stock in September 2016 at $0.00836 per share	4,786,120	479	39,521	-	40,000
Sale of common stock in October 2016 at $0.00836 per share	4,786,120	479	39,521	-	40,000
Sale of common stock in December 2016 at $0.10447 per share	3,087,047	308	322,192	-	322,500
Net loss for the period	-	-	-	(234,356)	(234,356)
Balance at December 31, 2016	17,445,408	$1,745	$440,755	$(234,356)	$208,144
Sale of common stock in January 2017 at $0.10447 per share	2,153,754	215	224,785	-	225,000
Shares issued to acquire merger subsidiary to effect reverse recapitalization	400,838	40	(40)	-	-
Sale of common stock in July 2017 at $0.10447 per share	475,000	47	49,953	-	50,000
Sale of common stock in public offering at $1.50 per share in fourth quarter of 2017, net of issuance costs of $70,084	2,328,533	233	3,422,483	-	3,422,716
Net loss for the period	-	-	-	(833,545)	(833,545)
Balance at December 31, 2017	22,803,533	$2,280	$4,137,936	$(1,067,901)	$3,072,315

See accompanying notes to financial statements.

Wrap Technologies, Inc.
Statements of Cash Flows

		Period From
		Inception
		March 2,
	Year Ended	2016 to
	December 31,	December 31,
	2017	2016

Cash Flows From Operating Activities:
Net loss	$(833,545)	$(234,356)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	6,661	1,312
Changes in assets and liabilities:
Inventories	(131,192)	-
Prepaid expenses and other current assets	16,853	(29,811)
Accounts payable	24,100	12,065
Deferred and accrued officer compensation	26,000	70,000
Accrued liabilities	57,414	2,900
Net cash used in operating activities	(833,709)	(177,890)

Cash Flows From Investing Activities:
Capital expenditures for property and equipment	(35,103)	(9,538)
Net cash used in investing activities	(35,103)	(9,538)

Cash Flows From Financing Activities:
Proceeds from sale of common stock	3,767,800	442,500
Offering costs paid in connection with sale of common stock	(70,084)	-
Net cash provided by financing activities	3,697,716	442,500

Net increase in cash and cash equivalents	2,828,904	255,072
Cash, beginning of period	255,072	-
Cash, end of period	$3,083,976	$255,072

See accompanying notes to financial statements.

Wrap Technologies, Inc.
Notes to Financial Statements

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Description
Wrap Technologies, Inc. (the “Company”) is a developer of security products designed for use by law enforcement and security personnel. The Company's first product is the BolaWrap™ 100 remote restraint device.

The Company resulted from the March 31, 2017 merger of Wrap Technologies, LLC (“Wrap LLC”) with and into its wholly-owned subsidiary MegaWest Energy Montana Corp. (“MegaWest”). Wrap LLC ceased separate existence with MegaWest continuing as the surviving entity. MegaWest changed its name to Wrap Technologies, Inc. and amended and restated new articles of incorporation authorizing 150,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001. All outstanding 835.75 membership units of Wrap LLC were exchanged for 20,000,000 shares of common stock of the Company.

Wrap LLC acquired privately held MegaWest from Petro River Oil Corp. (“Petro River”) on March 22, 2017 through the issuance of 16.75 membership units representing a 2% ownership interest in Wrap LLC. Petro River is owned 11% by Scot Cohen its Executive Chairman who also was a Manager and 26% owner of Wrap LLC and a director and officer of the Company. MegaWest had no assets or liabilities at the date of acquisition nor at December 31, 2016 and is not considered an operating business.

Wrap LLC’s acquisition of MegaWest and its subsequent merger with and into the MegaWest wholly-owned subsidiary and exchange of member units for common stock has been accounted for as a reverse recapitalization of Wrap LLC. Wrap LLC, now the Company, is deemed the accounting acquirer with MegaWest the accounting acquiree. The Company’s financial statements are in substance those of Wrap LLC and deemed to be a continuation of its business from its inception date of March 2, 2016. The balance sheet of the Company continues at historical cost as the accounting acquiree had no assets or liabilities and no goodwill or intangible assets was recorded as part of the recapitalization of the Company.

To reflect the recapitalization historical common shares and additional paid-in capital have been retroactively adjusted using the exchange ratio of approximately 23,930.60 shares for each membership unit of Wrap LLC.

Basis of Presentation and Use of Estimates
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (e.g., recognition and measurement of contingencies and accrued costs) that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Public Offering
In December 2017, the Company completed a self-underwritten public offering raising gross proceeds of approximately $3.49 million from the sale of 2,328,533 shares of Common Stock at $1.50 per share. Three officers of the Company purchased 40,000 shares of the offering for $60,000.

Going Concern
Since inception in March 2016, the Company has generated significant losses from operations and anticipates that it will continue to generate significant losses from operations for the foreseeable future.

While management believes it has adequate financial resources for the next year, management cannot assure that if any future financing is required that it will be available on favorable terms or at all. Additionally, if additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution to the Company’s existing stockholders. Furthermore, despite management’s optimism regarding the Company’s technology and products, there is no guarantee that any products will perform as hoped or that such products can be successfully commercialized.

Net Loss per Share
Basic loss per common share is computed by dividing net loss for the period by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. There were no common Stock equivalents outstanding during the periods presented; accordingly, the Company’s basic and diluted net loss per share are the same.

Fair Value of Financial Instruments
The carrying amounts of cash, accounts payable and accrued liabilities approximate fair values due to the short nature of these instruments.

Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. Due to the relative short nature of such instrument, the carrying amount approximates fair value. The Company places its cash in a demand deposit account at one bank and such balances may at times be in excess of amounts insured by federal agencies, which is $250,000 as of December 31, 2017. The Company does not believe that it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships. The Company performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not experienced any significant losses on its cash equivalents.

Property, Equipment and Depreciation
Property and equipment is stated at cost. Depreciation on property and equipment is computed over the estimated useful lives of three years using the straight-line method. The Company intends, on any retirement or disposition of property and equipment, that the related cost and accumulated depreciation or amortization will be removed and a gain or loss recorded.

Impairment of Long-Lived Assets
Long-lived assets and identifiable intangibles held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of undiscounted expected future cash flows is less than the carrying amount of the asset or if changes in facts and circumstances indicate, an impairment loss is recognized and measured using the asset’s fair value. The Company did not recognize any impairment loss during the periods ended December 31, 2016 and 2017.

Startup Costs
The Company expensed startup costs related to the development of its business including approximately $24,600 incurred prior to legal formation. Patent legal costs incurred are expensed as research and development costs until evidence of patentability is confirmed.

Advertising Costs
The Company expenses advertising costs in the period in which they are incurred. The Company incurred advertising costs of $11,812 and $417 for the periods ended December 31, 2017 and 2016, respectively. Advertising costs are included in selling, general and administrative expenses in the accompanying statements of operations.

Research and Development Costs
Research and development costs consist primarily of contract development costs and experimental work materials and certain startup patent costs. Research and development costs with no alternative use are expensed as incurred.

Income Taxes
Until its reverse recapitalization on March 31, 2017, the Company was treated as a partnership for federal and state income tax purposes and did not incur income taxes. Instead, its losses were included in the income tax returns of the member partners. Accordingly, no provision or liability for federal or state income taxes has been included in these financial statements for the period prior to March 31, 2017 and no income tax expense was recorded for the period ended December 31, 2017 due to losses incurred.

Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimates.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 requires entities to recognize revenue through the application of a five-step model, which includes identification of the contract, identification of the performance obligations, determination of the transaction price, allocation of the transaction price to the performance obligations and recognition of revenue as the entity satisfies the performance obligations. Subsequently, the FASB issued the following accounting standard updates related to Topic 606, Revenue from Contracts with Customers:

●
ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016. ASU 2016-08 does not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on principal versus agent considerations.

●
ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing in April 2016. ASU 2016-10 does not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on identifying performance obligations and its licensing.

●
ASUs 2016-12 and 2016-20, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, and Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively, issued in May and December 2016, respectively. These ASUs do not change the core principle of revenue recognition in Topic 606 but clarify the implementation guidance on a few narrow areas and add some practical expedients to the guidance.

Topic 606 is effective for the Company as of January 1, 2018, and permits the use of either a retrospective or a modified retrospective method. The Company currently anticipates using the modified retrospective method and has no previously reported revenues.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which provides targeted improvements to the recognition, measurement, presentation and disclosure of financial assets and financial liabilities. Specific accounting areas addressed include equity investments and financial liabilities reported under the fair value option and valuation allowance assessment resulting from unrealized losses on available-for-sale securities. This ASU also changes certain presentation and disclosure requirements for financial instruments. This ASU is to be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. This ASU is effective for the Company as of January 1, 2018. Early adoption, with certain exceptions, is not permitted. The Company does not expect adoption of this ASU to have any impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and corresponding liabilities for all leases with an initial term in excess of 12 months. This ASU is to be adopted using a modified retrospective approach, including a number of practical expedients, that requires leases to be measured and recognized under the new guidance at the beginning of the earliest period presented. This ASU is effective for the Company as of January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect this ASU will have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, addressing eight specific cash flow issues in an effort to reduce diversity in practice. This ASU is effective for the Company as of January 1, 2018. The Company does not expect adoption to have a material impact on its statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for the Company as of January 1, 2018. The Company does not expect adoption of this ASU to have any impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718, Compensation – Stock Compensation. This ASU is effective for the Company as of January 1, 2018. The Company does not expect adoption of this ASU to have any impact on its financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this ASU change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in Part I of this ASU are effective for the Company as of January 1, 2019.  The amendments in Part II of this ASU replace the indefinite deferral of certain guidance in Topic 480 with a scope exception. The amendments in Part II of this ASU do not require any transition guidance. The Company does not expect adoption of this ASU to have any impact on its financial statements.

In March 2016, the FASB issued ASU 2016 – 09 “Improvements to Employee Share-Based Payment Accounting”, which simplifies the accounting for share-based payment transactions including their income tax consequences, classification as either equity or liability awards, classification on the statement of cash flows, and other areas. The method of adoption varies with the different aspects of the Update. The Update is effective for the Company in the first quarter of fiscal year 2018. The Company does not expect this ASU to have a material impact on its financial statements.

The Company has reviewed other recently issued, but not yet effective, accounting pronouncements and does not believe the future adoptions of any such pronouncements will be expected to cause a material impact on its financial condition or the results of operations.

2.	INVENTORIES, NET

Inventory is recorded at the lower of cost or net realizable value. The cost of substantially all the Company’s inventory is determined by the weighted average cost method. Inventories consisted of the following at December 31, 2017:

Finished goods	$5,308
Work in process	5,484
Raw materials	120,400
$131,192

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	December 31,
	2017	2016
Laboratory equipment	$12,730	$7,342
Tooling	18,165	-
Computer equipment	4,151	-
Furniture and fixtures	9,595	2,196
	44,641	9,538
Accumulated depreciation	(7,973)	(1,312)
	$36,668	$8,226

Depreciation expense was $6,661 and $1,312 for the year ended December 31, 2017 and the period from March 2, 2016 to December 31, 2016, respectively.

4.	DEFERRED COMPENSATION

Effective March 2016 the Company began accruing monthly compensation for the services of two officers in the aggregate amount of $7,000 per month payable to Syzygy Licensing, LLC (“Syzygy”). In March 2017 the Company accrued and deferred $6,000 compensation to each of the two officers. The balance payable to Syzygy as of December 31, 2017 was $84,000 and the accrued deferred compensation aggregated $12,000. These balances accrue without interest. No payment terms or schedule has been established.

5.	STOCKHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION

The Company’s authorized capital consists of 150,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001. To reflect the recapitalization (see Note 1) historical shares of common stock and additional paid-in capital have been retroactively adjusted using the exchange ratio of approximately 23,930.60 shares of common stock for each member unit of Wrap LLC.

Effective with the merger, the Company adopted and the stockholders approved on March 31, 2017 the 2017 Stock Incentive Plan authorizing 2,000,000 shares of common stock for issuance as stock options and restricted stock units to employees, directors or consultants. At December 31, 2017, there has been no option grants or restricted stock awards made and none were outstanding.

6.	COMMITMENTS AND CONTINGENCIES

Facility Lease
Commencing December 1, 2016 the Company leased 1,890 square feet of improved office, assembly and warehouse space in Las Vegas, Nevada for a period of 37 months terminating December 31, 2019. The gross monthly base rent is $1,550 increasing approximately 3.5% per year, subject to certain future adjustments. The Company may receive an aggregate of three months of base rent concessions over the term of the lease subject to timely rent payments.

Rent expense for the period ended December 31, 2017 and 2016 was $18,120 and $1,510, respectively. The remaining future annual minimum lease obligations under the foregoing facility lease are $17,123 and $19,051 for the balance of 2018 and 2019, respectively.

Related Party Technology License Agreement
The Company is obligated to pay royalties and pay development and patent costs pursuant to an exclusive Amended and Restated Intellectual Property License Agreement dated as of September 30, 2016 with Syzygy, a company owned and controlled by stockholder/officers Mr. Elwood Norris and Mr. James Barnes. The agreement provides for royalties of 4% of revenues from products employing the licensed ensnarement device technology up to an aggregate of $1,000,000 of royalties or until September 30, 2026, whichever is earlier.

Indemnifications and Guarantees
Our officers and directors are indemnified as to personal liability as provided by the Delaware law and the Company’s articles and bylaws. The Company may also undertake indemnification obligations in the ordinary course of business related to its operations. The Company is unable to estimate with any reasonable accuracy the liability that may be incurred pursuant to any such indemnification obligations now or in the future. Because of the uncertainty surrounding these circumstances, the Company’s current or future indemnification obligations could range from immaterial to having a material adverse impact on its financial position and its ability to continue in the ordinary course of business. The Company has no liabilities recorded for such indemnities.

Regulatory Agencies
The Company may be subject to oversight from regulatory agencies regarding firearms that arise in the ordinary course of its business.

7.	INCOME TAXES

Until its reverse recapitalization on March 31, 2017, the Company was treated as a partnership for federal and state income tax purposes and did not incur income taxes. The Company accounts for income taxes under ASC 740. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is "more likely than not" that some component or all of the benefits of deferred tax assets will not be realized.

The Company did not provide any current or deferred U.S. federal income tax provision or benefit for the periods presented because of operating losses since inception. As of December 31, 2017, the Company has net operating loss carryforwards of approximately $630,000 to reduce future taxable income through 2037. Certain changes in stock ownership can result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. As of December 31, 2017, management has not determined the extent of any such limitations, if any.

The Company provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carry forward period. As a result of the change in future Federal statutory tax rates due to the passing of the Tax Cuts and Jobs Act of 2017, management has determined that the deferred tax assets and liabilities should not be valued at a federal statutory rate of 34% but rather at the rate in which the benefit of the deferred tax asset or liability will be realized by the Company.  As such, the Federal statutory rate used to value the Company's deferred tax assets and liabilities is 21%.

The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements for the period ended December 31, 2017 applicable under FASB ASC 740. The Company did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of accumulated deficit on the balance sheet. All tax returns for the Company remain open.

The provision for (benefit from) income taxes consists of the following:

Period Ended December 31, 2017
Current tax benefit	$-
Deferred tax benefit	136,000
Change in valuation allowance	(136,000)
Income tax benefit (provision)	$-

A reconciliation of the provision for income taxes at the federal statutory rate of 35% to the Company’s provision for income tax is as follows:

Period Ended December 31, 2017
Income taxes benefit computed at federal statutory rate	$133,000
Research tax credits	6,000
Permanent differences and other	(3,000)
Change in valuation allowance	(136,000)
Income tax benefit (provision)	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented:

At December 31, 2017
Deferred tax assets:
Net operating losses	$132,000
Research tax credits	6,000
Deferred compensation	20,000
Accruals and other	13,000
171,000
Deferred tax liabilities:
Depreciation and other	3,000
3,000
Net deferred tax assets	168,000
Less valuation allowance	(168,000)
Net deferred taxes after valuation allowance	$-

8.	RELATED PARTY TRANSACTIONS

During the period ended December 31, 2016 the Company paid $25,409 of patent legal costs incurred by Syzygy for the ensnarement device technology pursuant to the license agreement (see Note 6) with such technology subsequently assigned to the Company.

Commencing in October 2017 the Company commenced reimbursing officer Mr. Elwood Norris $1,500 per month on a month to month basis for laboratory costs for an aggregate of $4,500 during the year ended December 31, 2017.

See Notes 1, 4 and 6 for additional related party transactions and information.

Wrap Technologies, Inc.
Condensed Balance Sheets

	September 30,
	2018	December 31,
	(unaudited)	2017
ASSETS
Current assets:
Cash	$1,365,495	$3,083,976
Inventories, net	125,289	131,192
Prepaid expenses and other current assets	18,654	11,446
Total current assets	1,509,438	3,226,614
Property and equipment, net	36,610	36,668
Intangible assets, net	48,226	-
Other assets, net	1,512	1,512
Total assets	$1,595,786	$3,264,794

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$76,482	$36,165
Accrued liabilities	64,456	60,314
Deferred revenue	450	-
Note payable	8,076	-
Deferred and accrued officer compensation	96,000	96,000
Total current liabilities	245,464	192,479

Commitments and contingencies (Note 9)

Stockholders' equity:
Preferred stock - 5,000,000 authorized; par value $0.0001 per share; none issued and outstanding	-	-
Common stock - 150,000,000 authorized; par value $0.0001 per share; 22,803,533 shares issued and outstanding each period, respectively	2,280	2,280
Additional paid-in capital	4,460,747	4,137,936
Accumulated deficit	(3,112,705)	(1,067,901)
Total stockholders' equity	1,350,322	3,072,315
Total liabilities and stockholders' equity	$1,595,786	$3,264,794

See accompanying notes to condensed interim financial statements.

Wrap Technologies, Inc.
Condensed Statements of Operations
(unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2018	2017	2018	2017
Revenues:
Product sales	$1,890	$-	$1,890	$-
Other revenue	-	-	-	-
Total revenues	1,890	-	1,890	-
Cost of revenues	1,607	-	1,607	-
Gross profit	283	-	283	-

Operating expenses:
Selling, general and administrative	665,910	105,210	1,586,652	270,854
Research and development	168,432	46,334	458,046	252,675
Total operating expenses	834,342	151,544	2,044,698	523,529
Loss from operations	(834,059)	(151,544)	(2,044,415)	(523,529)

Other income (expense):
Interest expense	(352)	-	(1,674)	-
Other	527	-	1,285	-
	175	-	(389)	-
Net loss	$(833,884)	$(151,544)	$(2,044,804)	$(523,529)

Net loss per basic common share	$(0.04)	$(0.01)	$(0.09)	$(0.03)
Weighted average common shares used to compute net loss per basic common share	22,803,533	20,402,717	22,803,533	19,850,234

Wrap Technologies, Inc.
Condensed Statements of Cash Flows
(unaudited)

	For the Nine Months
	Ended September 30,
	2018	2017

Cash Flows From Operating Activities:
Net loss	$(2,044,804)	$(523,529)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	8,073	4,511
Share-based compensation	322,811	-
Changes in assets and liabilities:
Inventories	5,903	(96,667)
Prepaid expenses and other current assets	32,227	(16,969)
Accounts payable	40,317	52,870
Deferred and accrued officer compensation	-	26,000
Accrued liabilities and other	4,592	21,015
Net cash used in operating activities	(1,630,881)	(532,769)

Cash Flows From Investing Activities:
Capital expenditures for property and equipment	(8,015)	(33,595)
Investment in patents and trademarks	(48,226)	-
Net cash used in investing activities	(56,241)	(33,595)

Cash Flows From Financing Activities:
Proceeds from common stock subscribed	-	60,000
Sale of common stock	-	275,000
Payment of notes payable	(31,359)	-
Net cash provided by financing activities	(31,359)	335,000

Net decrease in cash and cash equivalents	(1,718,481)	(231,364)
Cash, beginning of period	3,083,976	255,072
Cash, end of period	$1,365,495	$23,708

Supplemental Disclosure of Non-Cash Investing
and Financing Activities:
Prepaid insurance financed with note payable	$39,435	$-

See accompanying notes to condensed interim financial statements.

Wrap Technologies, Inc.
Notes to Unaudited Condensed Interim Financial Statements

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Description
Wrap Technologies, Inc., a Delaware corporation (the “Company”), is a developer of security products designed for use by law enforcement and security personnel. The Company’s first product is the BolaWrap™ 100 remote restraint device.

The Company resulted from the March 31, 2017 merger of Wrap Technologies, LLC (“Wrap LLC”) with and into its wholly-owned subsidiary MegaWest Energy Montana Corp. (“MegaWest”) (the “Merger”). Wrap LLC ceased separate existence, and MegaWest continued as the surviving entity. MegaWest then changed its name to Wrap Technologies, Inc. and an amended and restated certificate of incorporation changing the Company’s corporate name, authorizing 150,000,000 shares of common stock, par value $0.0001 per share, and authorizing 5,000,000 shares of preferred stock, par value $0.0001 per share, was filed with the Delaware Department of Corporations. All 835.75 membership units of Wrap LLC outstanding immediately prior to the Merger were exchanged, on a pro rata basis, for an aggregate of 20,000,000 shares of common stock of the Company in the Merger.

Prior to the Merger, on March 22, 2017, Wrap LLC acquired privately held MegaWest from Petro River Oil Corp. (“Petro River”) through the issuance of 16.75 membership units, representing a 2% ownership interest in Wrap LLC. At that time, Petro River was owned 11% by Scot Cohen, Executive Chairman and a Manager of Petro River, a 26% owner of Wrap LLC, and a director and officer of the Company. MegaWest had no assets or liabilities at the date of acquisition and was not considered an operating business.

Wrap LLC’s acquisition of MegaWest and its subsequent merger with and into the MegaWest wholly-owned subsidiary and exchange of member units for common stock was accounted for as a reverse recapitalization of Wrap LLC. Wrap LLC, now the Company, was deemed the accounting acquirer with MegaWest the accounting acquiree. The Company’s financial statements are in substance those of Wrap LLC, and are deemed to be a continuation of Wrap LLC’s business from its inception date of March 2, 2016. The balance sheet of the Company continues at historical cost, as the accounting acquiree had no assets or liabilities and no goodwill or intangible assets were recorded as part of the recapitalization of the Company.

To reflect the recapitalization, historical common shares and additional paid-in capital have been retroactively adjusted using the exchange ratio of approximately 23,930.60 shares for each membership unit of Wrap LLC.

Basis of Presentation and Use of Estimates
The Company’s unaudited interim financial statements and related notes included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and in accordance with Article 8 of Regulation S-X and the rules and regulations of the Securities and Exchange Commission (“SEC”). The condensed balance sheet at December 31, 2017 was derived from audited financial statement but certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In management’s opinion, the accompanying statements reflect adjustments necessary to present fairly the financial position, results of operations, and cash flows for the periods indicated, and contain adequate disclosure to make the information presented not misleading. Adjustments included herein are of a normal, recurring nature unless otherwise disclosed in the footnotes. The interim financial statements and notes thereto should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2017. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (e.g., recognition and measurement of contingencies and accrued costs) that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and affect the reported amounts of revenue and expense during the reporting period. Actual results could materially differ from those estimates.

Liquidity
On October 30, 2018 the Company obtained gross cash proceeds of $13.68 million and net cash proceeds of approximately $12.14 million from the sale of 4,561,074 units (“Units”) for $3.00 per Unit. Each Unit consists of one share of common stock and one detachable two-year warrant to purchase one share of common stock at an exercise price of $5.00 per share (the “Offering”). See Note 11.

At September 30, 2018 the Company had cash of $1.36 million and working capital of $1.26 million. Since inception in March 2016 the Company has generated significant losses from operations and anticipates that it will continue to generate significant losses from operations. The Company experienced net cash used in operating activities of $1.63 million for the nine months ended September 30, 2018 which raised substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of this Form 10-Q. However, as a result of the Offering, as of October 31, 2018 the Company had $13.2 million of cash, which alleviated  any substantial doubt about the Company’s ability to continue as a going concern. These funds will be used to fund the Company’s operations, including product development, manufacturing, sales and marketing and expansion of its patent portfolio, as well as to provide working capital and funds for other general corporate purposes. These funds are sufficient to fund the Company’s operations beyond the next twelve months from the date of filing of this Form 10-Q.

Stock Based Compensation
The Company follows the fair value recognition provisions issued by the Financial Accounting Standards Board (“FASB”) in Accounting Standards Codification (“ASC”) Topic 718, Stock Compensation (“ASC 718”) and has adopted Accounting Standards Update (“ASU”) 2018-07 for stock-based transactions with non-employees. Stock based compensation expense recognized during the three and nine months ended September 30, 2018 includes compensation expense for all stock-based payments based on a grant date fair value using the Black-Scholes valuation model. The grant date is the date at which an employer and employee or non-employee reach a mutual understanding of the key terms and conditions of a stock-based payment award.

Net Loss per Share
Basic loss per common share is computed by dividing net loss for the period by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if any potentially dilutive securities had been issued. There were no common stock equivalents outstanding during the periods presented; accordingly, the Company’s basic and diluted net loss per share are the same.

Income Taxes
Until its reverse recapitalization on March 31, 2017, the Company was treated as a partnership for federal and state income tax purposes and did not incur income taxes. Instead, its losses were included in the income tax returns of the member partners. Accordingly, no provision or liability for federal or state income taxes has been included in these financial statements for the period prior to March 31, 2017 and no income tax expense was recorded for period ended September 30, 2018 due to losses incurred.

Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimates.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) and ASC Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers (“ASC 340-40”), (collectively, “Topic 606”). On January 1, 2018, the Company adopted Topic 606 and, as it had no prior revenue or contracts with customers, there was no transition required nor any impact on prior results. ASU 2014-09 requires entities to recognize revenue through the application of a five-step model, which includes identification of the contract, identification of the performance obligations, determination of the transaction price, allocation of the transaction price to the performance obligations and recognition of revenue as the entity satisfies the performance obligations. See Note 2 for further discussion.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and corresponding liabilities for all leases with an initial term in excess of 12 months. This ASU is to be adopted using a modified retrospective approach, including a number of practical expedients, that requires leases to be measured and recognized under the new guidance at the beginning of the earliest period presented. This ASU is effective for the Company as of January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect this ASU will have on its financial statements and related disclosures.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this ASU change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in Part I of this ASU are effective for the Company as of January 1, 2019 with early adoption permitted.  The amendments in Part II of this ASU replace the indefinite deferral of certain guidance in Topic 480 with a scope exception. The amendments in Part II of this ASU do not require any transition guidance. The Company does not expect adoption of this ASU to have any impact on its historical financial statements but is permitted and intends to adopt retrospectively to January 1, 2018 for any equity securities with down round features.

In June, 2018 the FASB issued ASU 2018-07 Improvements to Nonemployee Share-Based Payment Accounting to expand the scope of and update Topic 718 to include share-based payment transaction for acquiring goods and services from nonemployees. ASU 2018-07 supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendment to Topic 718 is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year and early adoption is permitted, but no earlier than adoption of Topic 606. The Company adopted ASU 2018-07 with respect to option grants made in May 2018.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“Topic 820”): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements in Topic 820, Fair Value Measurement, to improve the effectiveness of fair value measurement disclosures by removing or modifying certain disclosure requirements and adding other requirements. This ASU is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2019. The Company is currently evaluating the effect, if any, that ASU 2018-13 will have on its financial statements.

Although there are several other new accounting pronouncements issued or proposed by the FASB, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or operating results.

2.	REVENUE AND PRODUCT COSTS

The Company had no historical revenue prior to the quarter ended September 30, 2018 and accordingly all revenue will be reported in accordance with Topic 606, which the Company adopted on January 1, 2018. There were no adjustments to prior period amounts nor changes to stockholders’ equity (accumulated deficit) required upon adoption.

During the nine months ended September 30, 2018 the Company delivered demonstration products to customers at no charge, incurring $146,346 of product and shipping costs expensed as product promotion costs. The Company enters into contracts that include various combinations of products, accessories and services, such as training, each of which are generally disti4nct and are accounted for as separate performance obligations.

A performance obligation is a promise in a contract to transfer a distinct good or service to a customer, and is the unit of account in Topic 606. For contracts with a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts with multiple performance obligations, the Company allocates the contract transaction price to each performance obligation using the Company’s estimate of the standalone selling price (“SSP”) of each distinct good or service in a contract. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price considering available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

Performance obligations to deliver products and accessories are generally satisfied at the point in time the Company ships the product, as this is when the customer obtains control of the asset under our standard terms and conditions. The Company has elected to recognize shipping costs as an expense in cost of revenues when control has transferred to the customer. The revenues and costs of training are recognized when the training is completed, generally following delivery of related products.

At September 30, 2018 the Company had deferred revenue of $450 related to training delivered in October for product delivered in September 2018.

Estimated costs for the Company’s standard one-year warranty are charged to cost of products sold when revenue is recorded for the related product.

3.	INVENTORIES, NET

Inventory is recorded at the lower of cost or net realizable value. The cost of substantially all the Company’s inventory is determined by the weighted average cost method. As of September 30, 2018 and December 31, 2017, respectively, inventories consisted of the following:

	September 30,	December 31,
	2018	2017
Finished goods	$40,363	$5,308
Work in process	2,603	5,484
Raw materials	82,323	120,400
	$125,289	$131,192

4.	PROPERTY AND EQUIPMENT, NET

As of September 30, 2018 and December 31, 2017, respectively, property and equipment consisted of the following:

	September 30,	December 31,
	2018	2017
Laboratory equipment	$13,980	$12,730
Tooling	22,683	18,165
Computer equipment	6,398	4,151
Furniture and fixtures	9,595	9,595
	52,656	44,641
Accumulated depreciation	(16,046)	(7,973)
	$36,610	$36,668

Depreciation expense was $8,073 and $4,511 for the nine months ended September 30, 2018 and 2017, respectively.

5.	INTANGIBLE ASSETS, NET

Intangible assets at September 30, 2018 consisted of patents and trademark costs of $48,226. Upon the Company’s first patent approval in July 2018 the Company commenced capitalizing patent and trademark costs which consist of legal and filing fees related to the prosecution of patent filings. The costs related to issued patents will be amortized using the straight-line method over the estimated remaining lives of issued patents which is 20 years from the initial filing. An impairment charge is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible assets as determined by projected discounted net future cash flows. There was no amortization expense for the period ended September 30, 2018.

6.	NOTE PAYABLE

In January 2018, the Company financed $39,435 of insurance obligations pursuant to a short-term note agreement, which note accrues interest at a rate of 7.15% per annum, and which is payable in ten monthly principal and interest payments of $4,074 due through November 2018.

7.	DEFERRED AND ACCRUED COMPENSATION

From March 2016 through February 2017, the Company accrued monthly compensation for the services of two officers in the aggregate amount of $7,000 per month payable to Syzygy Licensing, LLC (“Syzygy”). In March 2017 the Company accrued and deferred $6,000 compensation to each of the two officers. The balance payable to Syzygy as of September 30, 2018 was $84,000 and the accrued deferred compensation aggregated $12,000. These balances accrue without interest. No payment terms or schedule has been established.

8.	STOCKHOLDERS’ EQUITY AND STOCK BASED COMPENSATION

The Company’s authorized capital consists of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. To reflect the recapitalization (see Note 1) historical shares of common stock and additional paid-in capital were retroactively adjusted using the exchange ratio of approximately 23,930.60 shares of common stock for each member unit of Wrap LLC.

Effective with the Merger, on March 31, 2017, the Company adopted and the stockholders approved the 2017 Stock Incentive Plan (the “Plan”) authorizing 2,000,000 shares of Company common stock for issuance as stock options and restricted stock units to employees, directors or consultants. The Company generally recognizes stock compensation expense on the grant date and over the period of vesting or period that services will be provided.

In May 2018 the Company granted certain stock options under the Plan exercisable for a total of 1,847,500 shares of common stock at an exercise price of $1.50 per share. Subsequent to the quarter ended September 30, 2018, the Company granted consultant options outside of the Plan exercisable for 100,000 shares of common stock at an exercise price of $3.00 per share with 50% vesting ratably over 18 months and the balance vesting based on performance.

The following table summarizes stock option activity under the Plan for the nine months ended September 30, 2018:

		Weighted Average
	Options on		Remaining	Aggregate
	Common	Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding January 1, 2018	-	-	-	$-
Granted	1,847,500	$1.50	5.00	-
Exercised	-	-	-	-
Forfeited, cancelled, expired	-	-	-	-
Outstanding September 30, 2018	1,847,500	$1.50	4.65	$4,434,000
Vested and exercisable at September 30, 2018	225,000	$1.50	4.65	$540,000

The Company recorded stock-based compensation in its statements of operations for the relevant periods as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2018	2017	2018	2017
Selling, general and administrative	$125,467	$-	$251,345	$-
Research and development	24,371	-	71,466	-
Total stock-based expense	$149,838	$-	$322,811	$-

As of September 30, 2018, total estimated compensation cost of stock options granted but not yet vested was $696,933, which is expected to be recognized over the weighted average period of 1.4 years.

The Company uses the Black-Scholes option pricing model to determine the fair value of the options granted. The following table summarizes the assumptions used to compute the fair value of options granted to employees and nonemployees:

Nine Months
Ended
September 30,
2018
Expected stock price volatility	47%
Risk-free interest rate	2.67%
Forfeiture rate	0%
Expected dividend yield	0%
Expected life of options - years	2.75 - 5.00
Weighted-average fair value of options granted	$0.55

Estimated volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate each year during the expected life of awards. The Company’s estimated volatility was based on an average of the historical volatility of peer entities whose stock prices were publicly available. The Company’s calculation of estimated volatility is based on historical stock prices of these peer entities over a period equal to the expected life of the awards. The Company uses the historical volatility of peer entities due to the lack of sufficient historical data of its stock price, as it only recently commenced trading.

The risk-free interest rate assumption is based upon observed interest rates on zero coupon U.S. Treasury bonds whose maturity period is appropriate for the term of the options. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. The Company calculates the expected life of the options using the Simplified Method for the employee stock options as the Company does not have sufficient historical data.

9.	COMMITMENTS AND CONTINGENCIES

Facility Lease
Commencing December 1, 2016, Wrap LLC and then the Company have leased 1,890 square feet of improved office, assembly and warehouse space in Las Vegas, Nevada. The term of the lease agreement is 37 months, with a termination date of December 31, 2019. The gross monthly base rent is currently $1,550, which will increase approximately 3.5% per year, subject to certain future adjustments. The Company may receive an aggregate of three months of base rent concessions over the term of the lease subject to timely rent payments.

Rent expense for the nine-month period ended September 30, 2018 was $13,590. The remaining future annual minimum lease obligations under the foregoing facility lease are $3,175 and $19,051 for the balance of 2018 and 2019, respectively.

Related Party Technology License Agreement
The Company is obligated to pay royalties and pay development and patent costs pursuant to an exclusive Amended and Restated Intellectual Property License Agreement dated as of September 30, 2016 with Syzygy, a company owned and controlled by stockholders/officers Mr. Elwood Norris and Mr. James Barnes. The agreement provides for royalty payments of 4% of revenue from products employing the licensed ensnarement device technology up to an aggregate of $1,000,000 in royalties or until September 30, 2026, whichever occurs earlier.

10.	RELATED PARTY TRANSACTIONS

Commencing in October 2017 the Company began reimbursing Mr. Elwood Norris, an officer and stockholder of the Company, $1,500 per month on a month to month basis for laboratory facility costs, for an aggregate of $13,500 during the nine months ended September 30, 2018.

See Notes 1, 7, and 9 for information on related party transactions and information.

11.	SUBSEQUENT EVENT

On October 30, 2018 the Company consummated the Offering, resulting in the receipt of gross cash proceeds of $13,683,222 and net cash proceeds of approximately $12,140,000 after deduction of commissions and offering costs, from the sale of 4,561,074 Units for $3.00 per Unit. Each Unit consists of one share of common stock and one detachable two-year warrant to purchase one share of common stock at an exercise price of $5.00 per share. The Company issued 4,561,074 shares of common stock and 4,561,074 detachable warrants. The Company also issued placement agent warrants exercisable for 456,107 shares of common stock for two years at an exercise price of $3.00 per share.

The following table represents the unaudited pro forma Balance Sheet data as of September 30, 2018 and has been prepared to reflect the consummation of the Offering as of September 30, 2018:

	As of September 30, 2018
	Actual	Pro Forma

Cash	$1,365,495	$13,505,495
Total assets	$1,595,786	$13,735,786
Total stockholders' equity:	$1,350,322	$13,490,322

See note 8 for additional subsequent event information.

PROSPECTUS

9,578,255 SHARES

COMMON STOCK

DECEMBER 11, 2018